4

08001689

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME TSX Group Inc.

*CURRENT ADDRESS The Exchange Tower
130 King Street West
Toronto, Ontario M5X 1J2

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 16 2008
THOMSON FINANCIAL

FILE NO. 82- 35769 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/7/08

082-35769

12-31-06
AR/S

ANNUAL REPORT 06

TSX group TSX



TSX GROUP – A GLOBAL MARKET LEADER

TSX Group's reach extends internationally, providing the global financial community with access to Canada's equity, energy and fixed income markets. We own and operate Toronto Stock Exchange, TSX Venture Exchange and Natural Gas Exchange. In 2006, we purchased Scotia Capital Inc.'s* fixed income indices, PC-Bond* and related data assets, as well as Shorcan Brokers Limited. TSX Group also owns 47% of CanDeal.ca.Inc. Through these entities, TSX Group operates across the following asset classes:

EQUITIES
Toronto Stock Exchange, our senior equity market, was established in 1852 and provides issuers with efficient access to public equity capital, liquidity for existing investors and the prestige and market exposure associated with being listed on a world-class exchange. Serving the public venture equity market, TSX Venture Exchange provides access to capital for companies at the early stages of their growth while offering investors a supervised market for making investments in emerging companies. Trading on our equity exchanges is fully electronic, reliable and fast. Our trading strategy includes offering best-in-class technology solutions, innovative new product initiatives and a competitive pricing model that encourages increased trading and order flow.

COMMODITIES
Natural Gas Exchange is a leading North American exchange for the trading and clearing of natural gas and electricity contracts. It provides energy traders with access to one of the most liquid, secure and efficient energy marketplaces.

FIXED INCOME
CanDeal is the leading Canadian electronic fixed income trading platform. Through our acquisitions of Scotia Capital Inc.'s* fixed income indices, PC-Bond* and Shorcan, TSX Group has become the leading provider of fixed income indices in Canada, and we are able to offer inter-dealer broker fixed income trading to our customers.

For each of these asset classes, TSX Group offers real-time, historical and index data as well as corporate information, news and foreign exchange data to help investors make investment decisions on the Canadian capital markets.

WWW.TSX.COM

* Registered trade-mark of The Bank of Nova Scotia. Used under license.

TSX GROUP 2006 IN REVIEW

[illegible] PERFORMANCE

Total Revenue	$ 352.8 million
Total Expenses	$ 148.3 million
Net Income	$ 131.5 million
Diluted EPS	$ 1.91

[illegible]

call TSX Group exchanges home, more than any other exchange group in North America and second globally.

[illegible]

on TSX and TSX Venture in 2006. Issuers raised $49.7 billion in equity financings in 2006, making us fifth in the world in raising public equity capital according to the World Federation of Exchanges (WFE).

[illegible]

account for 8% of our equity exchanges' total market capitalization. More and more international companies are seeking access to North American capital through a listing on TSX or TSX Venture.

OVER [illegible] IN MARKET CAPITALIZATION

making TSX Group the eighth largest exchange group by market capitalization in the world in 2006, according to the WFE. 2006 market capitalization increased 13.5% over 2005.

2006 HIGHLIGHTS

TSX PRESS

In February, TSX Press was announced. It is an innovative series of trading system enhancements aimed at optimizing execution speeds for algorithmic trades.

LAUNCH OF TSX CONNECT

In June, TSX Group and Thomson Financial collaborated to create TSX connect, an innovative web-based solution that provides an integrated web-based [illegible] financial data for investor relations professionals.

SHORCAN ACQUIRED

In December, TSX Group purchased Shorcan Brokers Limited, the country's first fixed income inter-dealer broker. This purchase, along with the purchase of PC-Bond, marked the expansion of TSX Group's presence in the fixed income market.

ATX

Also announced in February was ATX (Alternative Trade Execution). Subject to regulatory approval, it will be a new high-speed trading facility that matches firm order flow against in-house interest as well as the undisclosed interest of other market participants.

ACQUISITION OF OXEN INC.

In October, Natural Gas Exchange Inc. acquired Oxen Inc., which owns the Alberta Watt Exchange Limited. This transaction furthers our strategy to expand into the energy market.

INTERNATIONAL BUSINESS DEVELOPMENT

TSX Group stepped up its business development efforts in 2006 with trips to China, South Africa, Australia, Israel, Brazil and the United States.

FIX

In April, it was announced that the Financial Information eXchange (FIX) gateway is in production at TSX. The FIX gateway allows customers to route orders to TSX using this global connectivity standard.

NATIONAL ADVISORY COUNCIL FORMED

In 2006, we founded a national advisory council to support capital markets research in Canada, with UBC's Faculty of Law and the Rotman School of Management as founding members. This council is part of our overall investor education program which includes financial support to UNB, DeGroote, HEC, Concordia and Ivey.

MOVING FORWARD IN EXCHANGE TRADING ENGINE TECHNOLOGY

TSX Group announced development and testing of a unique proprietary trading engine scheduled for phased rollout beginning in Q4 2007. The next generation TSX trading engine is designed to be a state-of-the-art platform with world-class messaging capabilities, linearly scalable throughput and response time in the single digit millisecond range.

TSX/S&P GLOBAL GOLD INDEX INTRODUCED

At the New York Gold Asset Investment Conference in May, TSX Group and Standard & Poor's announced plans to create the world's first Global Gold Index. Launched in December, the index tracks world leading gold mining companies.

MEMORANDUM OF UNDERSTANDING (MOU) WITH BOVESPA

TSX and TSX Venture signed a MOU with Brazil's stock exchange, BOVESPA, in October. The goals are to promote broader cooperation, exchange of information and an ongoing relationship between the exchanges.

NEW AND IMPROVED TSX.COM

TSX.com was re-launched in the spring with a new format, streamlined navigation system and a greater emphasis on delivering key information to customers. The web site is the 7th busiest financial web site in Canada with 960,000 unique visitors and over 40 million page views a month.

TSX BUYS PC-BOND

In October, a wholly-owned subsidiary of TSX Group purchased Scotia Capital Inc.'s (Scotia Capital) Fixed Income Indices, PC-Bond analytics and related data assets and also signed a long-term data license for Scotia Capital to continue to supply fixed income pricing data.

OVER 82.0 BILLION SECURITIES traded on TSX in 2006, surpassing the previous record of 64.2 billion.

A RECORD 493,771,431 SECURITIES traded on TSX on September 15, 2006. Average daily volume on TSX Group's equity exchanges increased almost 40% in 2006.

ALMOST $1.45 TRILLION IN VALUE was traded on TSX Group's equity exchanges, representing a 32.4% increase over 2005 and another new record.

EXCHANGE TRADED FUND market expanded greatly in 2006 with 50% more new ETFs listed on TSX compared to last year. According to WFE, TSX stands fifth in the world by value of ETFs traded.

MORE THAN 139,000 DATA SUBSCRIPTIONS were in place at the end of 2006, representing an 18% increase over 2005 and a new record.

SECTOR STRENGTH

Canada's economy is broadly diversified with strengths in mining, energy, manufacturing, and financial services. The breadth and strength of the Canadian market has made Canada a key investment destination and a great place to raise capital.



TORONTO STOCK EXCHANGE
STRUCTURED PRODUCTS
OIL AND GAS
FINANCIAL SERVICES
REAL ESTATE
UTILITIES AND PIPELINES
FOREST PRODUCTS

MINING

…re than 80% of the total number of mining equity financing…s in the world were completed by TSX Group issuers on our …changes, which represents 38% of all mining equity capital raised in 2006. We list almost 60% of global mining companies.

ENERGY

We list approximately half of the world's oil and gas companies. Our 431 energy issuers with total market capitalization of $531.6 billion raised almost $10.5 billion on TSX and TSX Venture Exchange in 2006.

TECHNOLOGY

TSX Group is the second largest technology market in the world. Our 346 listed technology companies raised more than $1.8 billion in equity capital in 2006.

LIFE SCIENCES

With 144 listings, TSX Group's equity exchanges comprise the world's third largest life sciences market. Over 2.9 billion life sciences shares worth $15.6 billion traded in 2006.

We are a pre-eminent resource market in the world, and we are leveraging these and other significant strengths in financial services, technology and biotechnology, to build our business for the future.



TSX VENTURE EXCHANGE
OIL AND GAS
TECHNOLOGY
MANUFACTURING
REAL ESTATE
MEDIA AND COMMUNICATIONS

Unless otherwise stated, all data is as at December 31, 2006.



CONTENTS

Forward-Looking Statements

This annual report contains forward-looking statements, which are not historical facts but are based on certain assumptions and reflect TSX Group's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Please see Forward-Looking Statements and Risks and Uncertainties in the 2006 Management's Discussion and Analysis for a description of some of the risk factors that could cause actual events or results to differ materially from current expectations.

CHAIR'S LETTER TO SHAREHOLDERS

It is once again my pleasure to report to you on behalf of TSX Group's Board of Directors. The past year has been a strong and promising one for TSX Group and we believe the company is well positioned for the changing exchange environment.

One of the most significant industry developments in recent years is the pace at which exchanges around the world have become increasingly globally focused. In response, exchanges are expanding their markets across borders and asset classes, and are consolidating both domestically and internationally. The Board of Directors is continuing to work with TSX Group's management team to execute on our proven strategy to ensure that we can successfully compete for customers and market participants on a global basis.

During the year the Board maintained its focus on ensuring the company is following appropriate governance policies and practices to guide its relationships with shareholders and other stakeholders and to provide a platform on which healthy growth can be built. Disclosure enhancements were the subject of ongoing discussion at the Board last year, following changes initiated in the previous year. The Board is continuing to ensure that we have an appropriate balance between protecting investors and facilitating corporate growth.

TSX Group will also continue to monitor regulatory developments to ensure Canada's capital markets remain globally competitive with regulation that does not impose more costs on companies to comply than it delivers in benefits to shareholders.

The Board was also active in succession planning this year, which we know will lead to smooth leadership transitions at TSX Group in 2007 for TSX Venture Exchange and in our key technology area.

Finally, I would like to express my gratitude to each of TSX Group's directors for fulfilling their responsibilities with dedication. Together we would like to thank TSX Group's employees for their diligence and commitment as the company moves into another exciting year of new opportunities.

W. Fox

WAYNE FOX
Chair, Board of Directors
TSX Group Inc.

CEO'S LETTER TO SHAREHOLDERS

I am pleased to report on another excellent year.

It was excellent in two regards, for what we achieved in terms of results, and for what we accomplished in preparing for what's ahead.

Let me start with our results.

This was a year of multiple records:

- The market capitalization of our listed issuers exceeded $2 trillion for the first time.
- New records were set on both our equity exchanges for the volume of securities traded – up 40 per cent in 2006 compared to a year before.
- A record of 139,000 data subscriptions at year-end helped make TSX Datalinx our fastest growing primary revenue stream.

This strength across our business lines produced a 26 per cent increase in earnings per share in 2006, compared with 2005.

This is the more impressive because our markets had to absorb two shocks during the year – the correction in the resources sectors which saw oil, natural gas, gold and some other metals prices decline sharply from historic peaks, and the surprise decision of the federal government to change taxation policy with respect to income trusts.

So apart from the market demonstrating the capacity to produce stellar returns, it also demonstrated powerful resilience, reflecting the underlying strength of the Canadian economy and the confidence that Canadians have in our financial markets.

Our accomplishments in building for the future were equally impressive.

On the trading side of our business, we announced several enhancements to our trading system which, collectively and individually, add speed and efficiency to our marketplaces.

Our TSXPress™ initiative is an example of this. TSXPress improves the performance of our existing trading engine by dedicating processing to the most actively traded securities. This optimizes execution speeds for our most demanding customers.

In addition, we added the international trading protocol known as FIX to our own protocol, STAMP, to make it easier for international traders to access our exchanges. Trading from abroad is an increasingly important source of growth – some 40 per cent of our trading now comes from the U.S.

Initiatives such as these provided us with an added benefit – they bought us the time to create our next generation trading engine.

By year's end, following lab testing of the capabilities of the new engine, we were able to announce that we will roll out this new platform – named Quantum™ – beginning in the fourth quarter of 2007.

The benchmark testing on the system was truly impressive. Throughput tested at 100,000 messages a second and response time was in the low single digit millisecond range. Capacity tested more than two billion order messages a day. Reliability showed the capability for full system fail-over in seconds, with no lost messages – in other words, near-perfect system availability. And finally, we achieved order match processing in micro-seconds – that is, in millionths of a second.

When the new engine is in place we expect we will move from North American competitive parity, with our existing system, to global leadership in trading engine technology.

Trading technology was not our only area of progress. We now provide managed services for our direct data products. We have achieved this by co-locating their data infrastructure within our data centres to reduce latency and provide bandwidth efficiencies. We also re-launched the tsx.com web site, in the process introducing advertising on the web site to provide a new revenue source.

We have strengthened our position in gas and electricity trading with NGX's acquisition of Oxen Inc., the owner of the Alberta Watt Exchange or Watt-Ex. Watt-Ex supplies services which allow the Alberta market operator to balance electricity supply and demand on the grid. NGX has also provided services to the Ontario Power Authority, running periodic auctions of electricity.

And we have built up our position in fixed income securities, and clearly there is the potential for greater growth still. Electronic trading in CanDeal.ca, of which we own 47 per cent, increased significantly – up 128 per cent over the previous year. CanDeal turned its first profit during the year.

Acquisitions strengthened our position in fixed income securities even further – the addition of Shorcan Brokers Limited gives us a leading position in the inter-dealer brokerage business; the addition of Scotia Capital's bond indices bring into TSX Group the most widely used fixed income performance benchmarks in the Canadian market.

These accomplishments are a solid base for moving ahead in 2007.

On March 5, 2007 we announced that we are establishing a joint venture with International Securities Exchange (ISE) to launch our own futures and options exchange. This will bring together our strengths as the pre-eminent market for Canadian securities and ISE's strengths as one of the leading derivatives exchanges in the world.

I have every confidence that this venture – to be known as DEX™ – will give us the same pre-eminence in the Canadian derivatives market as we have in equities and other cash products.

Altogether a year that gives us immense confidence in our future prospects.

Finally, one of the keys to our success has been the focused teams we have built in our operations to deal not simply with current needs and opportunities, but to carry this company into the future.

Two of our team builders – John Cieslak, our Chief Information and Administration Officer, and Linda Hohol, President of TSX Venture Exchange – will retire from TSX Group on April 30, 2007. Both made immense contributions during their years with TSX Group, but the most important of their contributions may well prove to be the teams they put in place to carry their work forward in the years ahead.

RICHARD NESBITT
Chief Executive Officer
TSX Group Inc.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Overview

Our Board of Directors (*Board*) and management are committed to remaining at the forefront of good governance and to ensuring the highest standard of corporate governance. TSX Group's corporate governance policies and practices are designed to support the Board in discharging its responsibilities and to enhance shareholder value. We regularly review these policies and practices with a view to enhancing our governance structure and practices in an ever-evolving corporate governance environment. To this end, in 2006 we adopted a policy with respect to voting for directors (see **Majority Voting** for a description of this policy).

TSX Group's corporate governance system complies with National Policy 58-201—Corporate Governance Guidelines (*NP 58-201*), National Instrument 58-101—Disclosure of Corporate Governance Practices (*NI 58-101*) and Multilateral Instrument 52-110—Audit Committees (*MI 52-110*). In addition, we continue to review our corporate governance practices with reference to corporate governance guidelines recommended by institutional and other shareholder organizations.

Board Responsibilities

The Board is responsible for TSX Group's governance and stewardship and overseeing its corporate strategy, operations and management. The Board discharges this responsibility, either directly or, where appropriate, through committees, and by selecting and holding management accountable for TSX Group's operations and for implementing its corporate strategy. The Board sets clear policies and direction for management's responsibilities and authority. Among its many specific duties, the Board annually monitors the performance of the Chief Executive Officer (*CEO*) against corporate objectives (established by the Board with the CEO), and sets the CEO's compensation. The Board also approves strategic plans and corporate objectives that the CEO is responsible for meeting, provides advice and counsel to the CEO, oversees ethical and legal conduct of senior management, and assesses financial performance of TSX Group. In addition, the Board approves the adequacy and form of compensation paid to members of the Board (*Directors*). The Board Charter that describes the Board's responsibilities is available on our website.

At each regularly scheduled Board meeting, Directors and senior management examine, review and discuss a broad range of issues relevant to TSX Group's strategy, business interests and growth initiatives. In addition, management provides the Board with timely, periodic reports on operational and financial performance. During fiscal 2006, the Board held ten regular meetings and one special meeting. Attendance by Directors at these meetings was more than 98%, either in person, by teleconference or by video conference. The Board plans to hold nine meetings in 2007. At each of these meetings, the Board will meet without management and non-independent Directors to ensure it provides independent assessment and oversight. Each of the Finance and Audit Committee, Governance Committee and the Human Resources Committee can, in its discretion, retain an outside advisor or expert. An individual Director or any other committee of the Board can retain an outside advisor or expert with the approval of the Governance Committee.

Board Independence and Composition

The Board has a non-executive Chair and knowledgeable and experienced Directors, and 12 out of 14 (86%) members of the Board, including the Chair, are "independent" within the meaning of section 1.4 of MI 52-110 and our recognition order issued by the Ontario Securities Commission (*Recognition Order*). The Recognition Order requires at least 50% of Directors to be "independent", within the meaning of section 1.4 of MI 52-110. Furthermore, pursuant to the Recognition Order, in 2005 the Board adopted more restrictive standards than those imposed by MI 52-110 to determine whether individual members of the Board are independent from TSX Group. Those standards are set out on our website.

The Board also derives strength from the background, qualities, skills and experience of its Directors. The Governance Committee recommends candidates to the Board who are suitable for nomination to the Board on an annual basis. Nominees are selected for qualities such as integrity, business judgment, financial acumen, independence, business, professional or board expertise and capital markets experience. The Board also takes into consideration representation from geographic regions relevant to TSX Group's strategic priorities.

Director Education and Access to Management

We provide new Directors with a Directors' Manual, which serves as a corporate reference, as well as with orientation materials describing our business, strategy, objectives and initiatives, so new Directors understand the nature and operations of our business and the role of the Board and its committees, as well as the contribution individual Directors are expected to make. To assist in the integration and orientation of new Directors, the Governance Committee assigns a member of the Board as a mentor to each new Director. Furthermore, Directors are invited to spend time at our offices and also have timely, periodic one-on-one meetings with the CEO and key members of the senior management team. The Chair sets the agenda for Board meetings and Directors receive a comprehensive package of information prior to each Board and committee meeting. As well, each committee delivers a report to the full Board on its work after each committee meeting. TSX Group also provides the Directors with a variety of other materials on an *ad hoc* basis, to keep them informed about internal developments as well as developments in, or which affect, our industry. All of these materials and other corporate materials are also accessible by Directors on a permanent, secure intranet.

Evaluation

The Governance Committee annually evaluates the overall performance and effectiveness of the Board, its committees and all Directors. This evaluation is conducted by written self-assessment and peer questionnaires and through formal interviews of each Director (other than the Chair) by the Chair of the Board and of the Chair by the chair of the Governance Committee. The Chair of the Board reports summary findings to the Governance Committee and to the full Board.

Code of Conduct

The Board's Code of Conduct (*Board Code*) for Directors sets standards for ethical behaviour of the Board. The Board monitors compliance with the Board Code and is responsible for considering and granting waivers from compliance with the Board Code, if any. No waivers have been granted nor have there been any violations of the Board Code. A copy of the Board Code is available on our website.

Committees

The Board has four standing committees with specific areas of responsibility to effectively govern TSX Group: Finance and Audit Committee, Governance Committee, Human Resources Committee and Public Venture Market Committee. All of the members of the Finance and Audit Committee, Governance Committee, Human Resources Committee and Public Venture Market Committee are independent. All of the committees also consist solely of non-management Directors. The Board believes that the composition of its committees ensures that they operate independently from management to protect all shareholders' interests. The Board also believes that the members of the Finance and Audit Committee are financially literate, given their education and experience. Each standing Board committee has a formal written Charter, approved by the Board. These Charters are reviewed at least annually and are available on our website.

Majority Voting

The Board has adopted a policy that provides that in an uncontested election of directors, any nominee of TSX Group who does not receive the support of a majority of the votes cast at an annual meeting of the shareholders will tender his or her resignation to the Board, to be effective when accepted by the Board. The Governance Committee will consider the resignation and recommend to the Board the action to be taken. The Board will have 90 days following the annual meeting to make its decision and announce it by way of press release.

Risk Management

TSX Group recognizes that risk management is integral to its business, operations and financial performance, and we follow a comprehensive integrated risk management program to identify, assess and prioritize principal business risks, and consider the likelihood and potential impact of each risk. We develop strategies to manage and mitigate each identified risk. In addition, we have a business continuity plan to protect personnel and resources and to enable us to continue critical business functions if a disaster occurs. The Board provides oversight with respect to our risk management program and our strategies to mitigate such risks. Also, we have an internal audit function, which reports to the Finance and Audit Committee, and which independently assesses the adequacy and effectiveness of internal controls and recommends corrective action.

Communication

TSX Group and the Board are committed to open and proactive investor communication. Our investor relations staff provides information to current and potential investors and responds to their inquiries. We broadcast quarterly earnings conference calls live and archive these calls on our website. We also make recordings available via telephone to interested investors, the media and members of the public for three months after each call. Audio webcasts of such recordings are also available on our website for six months after each call. We promptly make available presentations from investor conferences on our website. We also make material disclosure documents available via our website.

Additional Information

For a full report on our corporate governance practices, please refer to our Management Information Circular, which may be accessed through www.sedar.com or through our website at www.tsx.com. The Circular also describes our corporate governance practices, information about Directors, and the composition, responsibilities and activities of the Board's standing committees. All information about corporate governance practices in our Annual Report and in the Management Information Circular was adopted and approved by our Board.

2006 MANAGEMENT'S DISCUSSION AND ANALYSIS

Note: All references to earnings per share, net income per common share, dividends per common share, common shares issued and outstanding, common shares reserved for issuance, and options outstanding have been restated to reflect the impact of the two-for-one stock split which was effective May 17, 2005.

This Management's Discussion and Analysis (MD&A) of TSX Group Inc.'s (TSX Group) financial condition and results of operations is provided to enable a reader to assess our financial condition, material changes in our financial condition and our results of operations, including our liquidity and capital resources, for the financial year ended December 31, 2006, compared with the year ended December 31, 2005. This MD&A is dated January 31, 2007. It should be read carefully together with our 2006 Consolidated Financial Statements and related notes for the corresponding period, filed with Canadian securities regulators, and accessible through www.sedar.com, or our website at www.tsx.com. All amounts are in Canadian dollars and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise specified.

Additional information about TSX Group, including our most recent Annual Information Form is available through www.sedar.com and on our website www.tsx.com. We are not incorporating information contained on the website in this MD&A.

NON-GAAP FINANCIAL MEASURES

Certain measures used in this MD&A, specifically listing fees received, initial listing fees received, additional listing fees received and total revenue based on initial and additional listing fees received, do not have standardized meanings prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers. We present these measures as an indication of how initial and additional listing activity and the fees received for listing or reserving securities, impact the financial performance and cash flows of our business. Management uses these measures to assess the effectiveness of our strategy to serve our listed issuers and grow the listings portion of our business.

VISION

Our vision: To be a leading Canadian public company that is the best operator of electronic marketplaces on a global standard.

Our strategy: To continue to enhance our core business and seek growth opportunities by diversifying both horizontally into related markets in which we can leverage our domestic and international competitive advantages, as well as vertically into other areas of the trading value chain.

Competitive Advantages

Domestic:

- Brand and reputation
- Pre-eminent domestic position
- Trading and data technology capability
- Marketplace operations capability
- Data platform and capability

International:

- Mining listings and expertise
- Oil & Gas listings and expertise
- Small-Medium Enterprise (SME) expertise

OVERVIEW OF THE BUSINESS

We own and operate equity, energy and fixed income markets in Canada.

- Our equity markets, Toronto Stock Exchange and TSX Venture Exchange, are the primary venues for capital formation and liquidity in Canada. The total market capitalization of the 3,842 issuers listed on our equity exchanges at December 31, 2006 was over $2.1 trillion, making our combined equity exchanges the third largest in North America and the eighth largest in the world. The total volume of securities traded on our two equity exchanges in 2006 was 119.7 billion. There were over 139,000 professional and equivalent real-time market data subscriptions at the end of 2006.
- Our energy market, Natural Gas Exchange Inc. (NGX) is a Canadian-based exchange that trades and clears natural gas and electricity contracts. During 2006, 9.8 million terajoules in natural gas and electricity contracts were traded or cleared on NGX. In October 2006, we added to our energy business when we acquired Oxen Inc. which owns the Alberta Watt Exchange Limited (Watt-Ex), a platform for providing ancillary services to the Alberta Electric System Operator which is used to balance supply and demand on the Alberta grid.
- We acquired our fixed income market, Shorcan Brokers Limited (Shorcan), Canada's first fixed income inter-dealer broker (IDB) in December 2006. We estimate that the IDB market represents about 40% of total fixed income trading in Canada and that Shorcan's share of this market is about 37%, or $540 billion in 2006. This complemented the October 2006 purchase of Scotia Capital Inc.'s* (Scotia Capital) Fixed Income Indices, PC-Bond® analytics, and related data assets by a wholly-owned subsidiary of TSX Group. We also signed a long-term data license for Scotia Capital to continue to provide fixed income pricing data.
- We also own 47% of CanDeal.ca. Inc. (CanDeal), an institutional fixed income trading system. During 2006, CanDeal traded $333.5 billion in fixed income securities.

Core Business of TSX Group

We derive revenue from three principal sources – listings, trading, and market data.

2006 revenue of $ 352.8 million


Business Services/Other $11.1M 3%
Market Data $86.9m 25%
Listing $108.5m 31%
Trading and Related $146.3m 41%

2005 revenue of $ 290.0 million


Business Services/Other $9.3m 4%
Market Data $67.4m 23%
Listing $87.7m 30%
Trading and Related $125.6m 43%

* Registered trade-mark of The Bank of Nova Scotia. Used under license.

Canadian GAAP requires that we recognize initial and additional listing fees over an estimated service period related to the fees, which we have determined to be ten years, even though we receive these fees upon completion of the transaction and they are non-refundable to customers. We believe it is helpful to also show total revenue based on initial and additional listing fees received* as this measure links these listing fees more closely with the listing transactions and cash flows we generate from these transactions. In October 2005, we adopted these GAAP requirements regarding the accounting for fees charged for initial listings and additional financings and retroactively applied this treatment so that we recognize these fees over a ten year period, as described in our Review of Operations – 2006 under the heading **Listing Revenue.**

The following is a reconciliation of total revenue based on initial and additional listing fees received* to total revenue based on initial and additional listing fees reported:

(in millions of dollars)

		2006		2005
Total revenue based on initial and additional listing fees received*	$	420.2	$	348.6
Initial and additional listing fees received and deferred to future periods*	$	(112.9)	$	(95.7)
Recognition of initial and additional listing fees received and previously included in deferred revenue	$	45.5	$	37.1
Total revenue based on initial and additional listing fee revenue reported	$	352.8	$	290.0

2006 revenue of $ 420.2 million*
(total revenue based on initial
and additional listing fees received*)


Business
Services/Other
$11.1m
3%
Listing**
$175.9m
42%
Market Data
$86.9m
20%
Trading
and Related
$146.3m
35%

2005 revenue of $ 348.6 million*
(total revenue based on initial
and additional listing fees received*)


Business
Services/Other
$9.3m
2%
Listing**
$146.3m
42%
Market Data
$67.4m
20%
Trading
and Related
$125.6m
36%

* See discussion under the heading Non-GAAP Financial Measures.

** See discussion under the heading Non-GAAP Financial Measures. The composition of listing fees received and a reconciliation to listing fees reported is available in our Review of Operations – 2006 under the heading **Listing Revenue.**

Listings – Toronto Stock Exchange and TSX Venture Exchange

Our listings operations take place through Toronto Stock Exchange, our senior market, and TSX Venture Exchange, our junior market. TSX Venture Exchange also offers a board called NEX[1] for issuers that have fallen below TSX Venture Exchange's ongoing listing standards.

- At December 31, 2006, 1,598 issuers with an aggregate market capitalization of $2.1 trillion were listed on Toronto Stock Exchange.
- At December 31, 2006, 2,244 issuers with an aggregate market capitalization of $55.3 billion were listed on TSX Venture Exchange.
- In 2006, revenue from listing fees on the two exchanges was $108.5 million, or 31% of our revenue, of which 80% related to Toronto Stock Exchange listings and 20% related to TSX Venture Exchange listings. Listing fees received** from our issuers in 2006 was $175.9 million, or 42% of our total revenue based on initial and additional listing fees received***, of which 71% related to Toronto Stock Exchange listings and 29% related to TSX Venture Exchange listings.
- In 2005, revenue from listing fees on the two exchanges was $87.7 million, or 30% of our revenue, of which 83% related to Toronto Stock Exchange listings and 17% related to TSX Venture Exchange listings. Listing fees received** from our issuers in 2005 was $146.3 million, or 42% of our total revenue based on initial and additional listing fees received***, of which 75% related to Toronto Stock Exchange listings and 25% related to TSX Venture Exchange listings.

In general, issuers initially list on Toronto Stock Exchange either in connection with their initial public offerings (IPOs), or by graduating from TSX Venture Exchange. Junior companies generally list on TSX Venture Exchange either in connection with their IPOs or through alternative methods such as TSX Venture Exchange's Capital Pool Company® (CPC™) program or reverse takeovers.

Issuers list a number of different types of securities including conventional securities such as common shares, preferred shares, rights and warrants, and an expanding variety of alternative types of securities such as exchangeable shares, convertible debt instruments, limited partnership units, exchange-traded fund units, income trust units and structured products.

Issuers that meet initial and ongoing listing requirements of Toronto Stock Exchange or TSX Venture Exchange receive a range of benefits, including opportunities to efficiently access public capital, liquidity for existing investors, mentorship programs and the prestige and market exposure associated with being listed on one of Canada's national stock exchanges. In June 2006, we launched TSXconnect® in collaboration with Thomson Financial. TSXconnect is an integrated, web-based platform for accessing investor relations management tools and was provided to Toronto Stock Exchange listed issuers at no additional charge.

We generate listing revenue by charging issuers the following types of listing fees:

Initial Listing Fees

Toronto Stock Exchange and TSX Venture Exchange issuers pay initial fees based on the value of the securities to be listed or reserved, subject to minimum and maximum fees. Initial listing fees fluctuate with the number of transactions and value of securities being listed or reserved in a given period. For accounting purposes, we recognize revenue from initial listing fees on a straight line basis over a ten year period. Unamortized balances are recorded as part of "Deferred revenue - initial and additional listing fees" on the consolidated balance sheet.

Additional Listing Fees

Issuers already listed on one of our equity exchanges pay fees in connection with subsequent capital market transactions, such as the raising of new capital through the sale of additional securities. Additional listing fees are based on the value of the securities to be listed or reserved, subject to minimum and maximum fees. Additional listing fees fluctuate with the number of transactions and value of securities being listed or reserved in a given period. For accounting purposes, we recognize additional listing fees on a straight line basis over a ten year period. Unamortized balances are recorded as part of "Deferred revenue - initial and additional listing fees" on the consolidated balance sheet.

** See discussion under the heading Non-GAAP Financial Measures. The composition of listing fees received and a reconciliation to listing fees reported is available in our Review of Operations – 2006 under the heading **Listing Revenue**.

*** See discussion under the heading Non-GAAP Financial Measures and reconciliation to total revenue based on initial and additional listing fee revenue reported under the heading **Core Business of TSX Group**.

[1] Unless otherwise indicated, market statistics and financial information for TSX Venture Exchange includes information for NEX.

Sustaining Listing Fees

Issuers listed on one of our equity exchanges pay annual fees to maintain their listing, based on their market capitalization at the end of the prior calendar year, subject to minimum and maximum fees. Sustaining listing fees provide a relatively stable, recurring revenue stream. Sustaining listing fees are billed during the first quarter of the year, recorded as deferred revenue and amortized over the year on a straight-line basis.

Changes to Listing Fees for 2007

On October 25, 2006, we announced changes to the fee structure for issuers listed on Toronto Stock Exchange and TSX Venture Exchange, effective January 1, 2007. This decision followed a review of listing fees on other major global exchanges. Based on year to date levels of market activity up to October 25, 2006, it was anticipated that listing fees received* would have increased by about five to seven percent on an annual basis primarily as a result of adjustments made to the maximum fee for certain listing fees[2].

Trading – TSX Markets, NGX and Shorcan

TSX Markets

Our trading operations for both Toronto Stock Exchange and TSX Venture Exchange are managed through TSX Markets. Participating Organizations and Member Firms (collectively POs), acting as principals or agents for retail and institutional investors, place orders to buy or sell listed securities using our fully electronic trading systems.

- In 2006, trading and related fees paid by POs relating to both exchanges represented $126.3 million, or 36% of our revenue. Trading and related revenue was $98.3 million on Toronto Stock Exchange and $28.0 million on TSX Venture Exchange.
- In 2005, trading and related fees paid by POs relating to both exchanges represented $108.7 million, or 37% of our revenue. Trading and related revenue was $92.4 million on Toronto Stock Exchange and $16.3 million on TSX Venture Exchange.

Trading occurs on a continuous basis throughout the day but begins at market open in an auction format and ends with an extended trading session in which trades occur at the closing price, referred to as a single price closing call market. Trading also occurs through crosses in which POs internally match orders and report them through the exchanges. All trades are settled through The Canadian Depository for Securities Limited (CDS), a recognized clearing agency in which we have an approximate 18% ownership interest. The other shareholders are the major Canadian chartered banks and the Investment Dealers Association of Canada (IDA).

Trading activity is affected when listed issuers seek additional listings on foreign exchanges, principally in the United States (often referred to as interlisting or dual listings). Interlistings generally raise the profile of issuers in the global market, and trading volumes for these issuers' securities often increase across all markets as well as on Toronto Stock Exchange. Whether a significant portion of trading of a particular issuer remains in Canada following its interlisting depends on a number of factors, including the location of the issuer's shareholder base and the location of research analysts who cover the issuer.

TSX Markets has a dedicated sales team focused on U.S. accounts with the goal of raising the level of awareness regarding the benefits of trading on Toronto Stock Exchange and TSX Venture Exchange.

On October 1, 2005, we introduced a volume-based trading fee structure on issues that are interlisted on Toronto Stock Exchange and either NASDAQ or AMEX, and implemented further changes to our overall trading fee structure on January 1, 2006. Effective July 1, 2006, we changed the fee model for most issues on Toronto Stock Exchange and TSX Venture Exchange from a value-based fee model to a volume-based fee structure. The volume-based fee structure better aligns our trading fees with the prevailing model in various U.S. marketplaces and replaced the value-based fee model for most issues. This model has been structured so that market participants have an incentive to enter orders in the central limit order book. When liquidity is added to the central limit order book, executed passive orders receive a credit on a per security basis, and when liquidity is removed from the central limit order book, each executed active order is charged on a per security basis. While we implemented a volume-based model for TSX Venture Exchange issues, there are no credits provided for passive order flow. To further encourage trading on our equity exchanges, discounts are available to customers based on the volume of shares traded and total trading revenue for the month.

* See discussion under the heading Non-GAAP Financial Measures.

[2] The "Changes to Listing Fees for 2007" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

Trading Technology

In 1997, Toronto Stock Exchange was the first major exchange in North America (and one of the first globally) to move to a fully automated exchange where trading takes place entirely through electronic systems, thereby increasing the speed of execution, accessibility to the exchange and the number of transactions that can be processed. In May 2001, our original electronic trading systems were replaced with a more reliable, flexible and scalable system. In 2003, the gateway systems were replaced with a more scalable and higher throughput system. The system hardware was upgraded in 2004. Two hardware upgrades and two software performance releases were implemented in 2005 in response to increases in order message volumes and transactions being generated within the marketplace.

In 2006, we worked on a number of initiatives to meet growing demand:

- TSXPress™: three significant trading system performance enhancements were completed in 2006 have reduced overall average TSX response time and optimized execution speeds for algorithmic traders.
- Next generation trading engine: a state-of-the-art platform designed to have world-class messaging capabilities and response times in the low single digit millisecond range. This is scheduled for phased rollout starting in Q4/07. The results of benchmark laboratory testing conducted in December 2006 were as follows:
  - Capacity tested to over 320 million order messages an hour (or approximately 2 billion order messages per trading day) and proven to be linearly scalable;
  - Throughput tested to over 100,000 messages per second and proven to be linearly scalable;
  - Order matching in microseconds (less than one millisecond);
  - Response time in the low single digit millisecond range; and
  - Capability of full system fail-over in seconds with no lost messages.
- FIX: implementation of this protocol which allows new and existing customers to route orders using the global connectivity standard.

We have a business continuity plan designed to provide the means for us to continue to operate in the event of a disruption to our main facility. As part of this plan, we operate two data centres in separate locations, allowing for back-up recovery in the event that one of the centres experiences a failure.

Products

On December 1, 2001, regulatory changes (described below) were introduced, which among other things, permitted the creation of alternative trading systems (ATSs) to compete with our marketplaces. Part of our strategy is to continually implement new trading features and methodologies to meet diverse customer requirements for trade execution. The following products have been launched over the last several years:

- TSX Firm Order eXecution™, or FOX™, a system designed to assist POs to more effectively and efficiently manage capital risk, and to consolidate order flow across trading desks within their own firm.
- TSX Market On Close™ (MOC) facility (designed to increase liquidity and provide lower levels of volatility at the close of the trading session), expanded in 2005 to include all symbols in the S&P/TSX Composite Index[3].
- Multiple Broker Give-Up, designed to allow investors to distribute their trading relationships among multiple POs.
- TSX Compliance Automated Reporting System™ (CARS™) provides POs with a suite of compliance-monitoring products.
- Specialty price crosses (designed to decrease costs associated with advanced trading techniques).
- Voluntary attribution (allows traders to anonymously execute transactions).
- Iceberg orders (large size orders may be entered while disclosing only a small portion of the total order size at any time).

In 2007, we plan to launch ATX™, a high-speed TSX trading facility to match firm order flow against in-house liquidity as well as liquidity from other POs**. In addition, we plan to introduce a market order router that should help domestic and international customers meet best execution obligations.

** Subject to regulatory approval.

[3] S&P is a trade-mark owned by The McGraw-Hill Companies, Inc. and is used under license.

Regulation
Market integrity is an essential element of any marketplace. Historically, Toronto Stock Exchange and TSX Venture Exchange regulated the market conduct of their POs directly. In order to separate this regulatory function from our business operations, in 2001, we proposed the creation of a separate corporate entity, Market Regulation Services Inc. (RS), to administer a set of universal market integrity rules (UMIR) for marketplaces trading equities in Canada. RS is owned 50% by TSX Inc., a wholly-owned subsidiary of TSX Group, and 50% by the IDA. RS is recognized by the Ontario, Manitoba, Alberta and British Columbia securities commissions, as well as in Quebec, by the Autorité des marchés financiers, as a self-regulatory organization (SRO) to act as a regulation services provider under National Instrument 21-101-*Marketplace Operation* and National Instrument 23-101-*Trading Rules* (together, the ATS Rules). In March 2002, Toronto Stock Exchange and TSX Venture Exchange retained RS to provide regulation services to them under the ATS Rules as agent for each of them. RS monitors and enforces compliance with UMIR by the POs, their directors, officers, employees and affiliates and performs other regulatory functions that our equity exchanges delegate to RS.

In April 2006, the Boards of Directors of the IDA and RS announced a proposal to create a new SRO to succeed the IDA and RS. A joint steering committee has been established by the IDA and RS which is working with Canadian securities administrators and capital markets stakeholders to develop a detailed implementation plan.

NGX
In March, 2004 we acquired NGX, a Canadian-based energy exchange that provides customers with an electronic platform that trades and clears natural gas and electricity contracts.

NGX generates trading and clearing revenue by applying fees to all transactions based on the contract volume traded or centrally cleared through the exchange, and charges a monthly fixed subscription fee to each trading customer who trades on NGX.

- NGX's revenue from trading and clearing activities for the year ended December 31, 2006 was $19.1 million, or 5% of 2006 revenue.
- NGX's revenue from trading and clearing activities for the year ended December 31, 2005 was $16.8 million, or 6% of 2005 revenue.

In October 2006, we added to our energy business when we acquired Oxen Inc. which owns the Alberta Watt Exchange Limited (Watt-Ex), a platform for providing ancillary services to the Alberta Electric System Operator which is used to balance supply and demand on the Alberta grid.

Shorcan
In December 2006, we further expanded our presence in the fixed income market by acquiring Shorcan, Canada's first fixed income IDB. Shorcan offers broker services for clients trading in federal, provincial, corporate and mortgage bonds and treasury bills. Shorcan became the first IDB to offer Straight Through Processing in 2004. We estimate that the IDB market represents about 40% of total fixed income trading in Canada and that Shorcan's share of this market is about 37%, or $540 billion in 2006.

Market Data - TSX Datalinx
Through TSX Datalinx, we sell our real-time quotation and trading data, historical data and corporate information to market participants on a global basis. Timely and comprehensive information about market activity and listed issuers assists POs and investors in their decision-making processes and facilitates efficient markets.

- In 2006, market data revenue represented $86.9 million, or 25% of our revenue. Market data revenue was $65.7 million on Toronto Stock Exchange, $19.2 million on TSX Venture Exchange and $0.7 million on NGX.
- In 2005, market data revenue represented $67.4 million, or 23% of our revenue. Market data revenue was $51.7 million on Toronto Stock Exchange, $15.0 million on TSX Venture Exchange and $0.7 million on NGX.

Real-Time Market Data Products
Trading activity on our equity exchanges produces a stream of real-time data reflecting orders and executed transactions. This stream of data is packaged by TSX Datalinx into real-time market data products and delivered, directly or indirectly, to end users via more than 90 Canadian and global market data vendors that sell data feeds and desktop information services. As at December 31, 2006, there were over 139,000 professional and equivalent real-time data subscriptions in both Canada and the United States, compared with over 118,000 at December 31, 2005. These information services allow end users to view the real-time market activity of several marketplaces, as well as to view supporting reference data, corporate actions, news and foreign exchange rates. These services also enable the end user to transfer the data to applications to manipulate and analyze the data and facilitate automated trading. We also provide market data feeds directly to end users in order to address their requirements for reduced latency.

Our market data distribution platform offers a flexible and reliable environment over which we distribute a wide range of data simultaneously to a large number of clients. We carry data from other sources including CanDeal and stocks traded on the Canadian Trading and Quotation System Inc. (CNQ). In 2005, we added a number of new products including real time interbank foreign exchange rates, TSX/CP Equities News™, as well as data from Perimeter Financial Corp. In 2006, we entered into an agreement with TriAct Canada Marketplace LP to distribute their data. This expanded content set has enhanced our delivery of relevant and timely Canadian capital markets information to our global client base.

Subscribers for TSX Datalinx data generally pay fixed monthly rates for access to real time streaming data, which differ depending on the number of end users and the depth of information accessed. In addition to streaming data, many individual investors consume real time quote data, for which we charge on a per quote basis. Real-time data fees are primarily driven by the number of data subscriptions and therefore are partly related to industry employment. We charge market data vendors and direct feed clients a fixed monthly fee for access to data feeds. The direct feed business has been growing due to the increase in automated trading. Sales of real-time market data represented approximately 94% of our market data revenue in 2006 and approximately 95% in 2005.

In 2003, along with CNW Group Ltd. (CNW), we announced the creation of CNX Marketlink[4], which provides an investor communications and disclosure network for publicly listed companies to disseminate press releases. We receive a portion of the revenue from the sale of CNX Marketlink products.

Customers currently access NGX data through a fully electronic, independent trading platform. NGX applies a monthly fixed viewing fee to firms who wish to subscribe to market data services.

Historical Market Data Products and Corporate Information

Historical market data products include market information (such as historical pricing, index constituents and weightings) and corporate information (such as dividends and corporate actions). This information is generally made available at the end of the trading day and is used in research, analysis and trade clearing.

Generally, we sell historical data products for a fixed amount per product accessed. Fees vary depending on the type of end use. Data products to be used for commercial purposes require an enterprise-wide license for internal redistribution. We produce two electronic reference data publications for each exchange, a Daily Record and a Monthly Review, both of which are sold on a subscription and firm license basis.

Distribution

TSX Datalinx content is available directly to clients in a variety of ways:

- via a low latency data feed known as TSX Direct,
- via tsxdatalinx.com,
- through a variety of market data vendors,
- by telecommunications providers and extranets, and
- via our tsx.com web site.

Several direct data feed clients have also engaged us to provide managed services. Under this arrangement, we have co-located their data infrastructure within our data centres to reduce latency and provide bandwidth efficiencies. In 2006, TSX Datalinx re-launched the tsx.com web site which provides delayed market data and listed issuer information as well as information about TSX Group and our business. We also introduced online advertising which generates market data revenue.

Index Products - Equities

We have long supported indices to measure equity market performance. Toronto Stock Exchange introduced the first Canadian indices in 1934. We introduced the Toronto 35 index in 1987, which was the basis for the world's first exchange-traded fund, TIPS® (Toronto 35 Index Participation Units). TSX Datalinx and Standard & Poor's (S&P) collaborated in 1998 to bring global recognition to the Canadian markets.

[4] CNX Marketlink is a trade-mark of CNW Group Ltd. and is used under license.

Together, we introduced several indices, including the S&P/TSX 60 Index (the large capitalization index for the Canadian equity market) and in 2002, the S&P/TSX Composite Index (the Index). The Index (formerly the TSE 300 Composite Index®) is the most quoted index for the Canadian equity market, appearing frequently in business media which strengthens our brand profile. In December 2006, we launched the S&P/TSX Global Gold Index in conjunction with S&P. It is an international benchmark that tracks the world's leading gold companies.

TSX Datalinx has an arrangement with S&P under which we share license fees received from organizations that create products, such as mutual funds and exchange-traded funds (ETFs), based on the S&P/TSX indices. In general, these license fees are based on a percentage of funds under management in respect for those products.

Index and Analytics Products - Fixed Income

In October 2006, we acquired Scotia Capital Inc.'s* Fixed Income Indices, its PC-Bond® analytics, and related data assets to expand our presence in the Canadian fixed income market. We also signed a long-term data license under which Scotia Capital will provide fixed income pricing data to us. Scotia Capital has been publishing indices to measure the performance of the Canadian fixed income market since 1947. These indices are the most widely used fixed income performance benchmarks in Canada. The best known of these indices is the Universe Bond Index, which tracks the broad Canadian bond market. In addition to the Universe Bond Index, we now publish a variety of sub-indices for different term and credit sectors, as well as indices for tracking other segments of the market, including high yield bonds, Euro Canadian bonds, maple bonds (Canadian dollar bonds issued by a non-Canadian issuer), yankee bonds, inflation-indexed real return bonds, treasury bills and residential and commercial mortgage-backed securities. We also purchased the ScotiaBond portfolio attribution package and Scotia Capital's historical price database.

Changes to Market Data Fees for 2007

Effective January 1, 2007, changes were implemented to the fee structure for market data products. This followed a review of market data fees on other major global exchanges. Based on activity levels in 2006, it is anticipated that, in aggregate, market data revenue will increase in the range of approximately three to five percent on an annual basis as a result of these changes[5].

Business Services – TSX Technologies

We have assembled a team of exchange technology professionals with extensive industry experience in installing and operating trading and related systems at other global exchanges. We currently provide Market Regulation Services Inc. technology and related services necessary to conduct its review and real-time monitoring of trading. Market Regulation Services Inc. pays us fees for these services, negotiated on an arm's length basis, in accordance with an agreement which also details service levels. We also have an agreement with CanDeal to provide technology services for a fee in support of its institutional fixed-income trading system.

- In 2006, business services revenue represented $9.4 million, or 3% of our revenue.
- In 2005, business services revenue represented $7.9 million, or 3% of our revenue.

REVIEW OF OPERATIONS – 2006

Year Ended December 31, 2006 compared with Year Ended December 31, 2005

The following is a summary of financial results:

(in millions of dollars, except per share amounts)

	2006	2005	Increase	% increase
Revenue	$ 352.8	$ 290.0	$ 62.8	22%
Expenses	$ 148.3	$ 139.2	$ 9.1	7%
Net income	$ 131.5	$ 103.4	$ 28.1	27%
Earnings per share:				
Basic	$ 1.92	$ 1.52	$ 0.40	26%
Diluted	$ 1.91	$ 1.51	$ 0.40	26%

* Registered trade-mark of The Bank of Nova Scotia. Used under license.

[5] The "Changes to Market Data Fees for 2007" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

- *Revenue* increased in each of the three primary revenue streams of listings, trading and data.
- *Expenses* increased largely due to an increase in compensation and benefits costs as well as higher information and trading systems costs, partially offset by lower general and administration costs.
- *Net income* increased mainly as a result of higher revenue and investment income, partially offset by increased expenses and higher income taxes, primarily related to an adjustment in the value of our future tax asset largely as a result of federal legislation enacted in June 2006 to reduce corporate tax rates for the years 2008-2010 and beyond.

Revenue

Listing Revenue

The following is a summary of listing fees reported and listing fees received* (reconciled below in this section) in 2006 and 2005.

(in millions of dollars)

	Reported				Received*			
	2006	2005	$ increase	% increase	2006	2005	$ increase	% increase
Initial listing fees	$ 11.4	$ 9.3	$ 2.1	23%	$ 28.4	$ 28.0	$ 0.4	1%
Additional listing fees	$ 35.9	$ 29.8	$ 6.1	20%	$ 86.3	$ 69.7	$ 16.6	24%
*Sustaining listing fees***	$ 61.2	$ 48.6	$ 12.6	26%	$ 61.2	$ 48.6	$ 12.6	26%
Total listing fees	$ 108.5	$ 87.7	$ 20.8	24%	$ 175.9	$ 146.3	$ 29.6	20%

Initial and additional listing fees are non-refundable fees received from listed issuers, which are recorded as "Deferred revenue – initial and additional listing fees", and recognized as listing revenue on a straight line-basis over an estimated service period of ten years. The estimated service period of ten years was determined by conducting an historical review of listing activity. We determined that the average period of time that an issuer remained listed on Toronto Stock Exchange was approximately ten years. In addition, turnover rates were calculated for a Toronto Stock Exchange listed issuer and for a TSX Venture Exchange listed issuer, and were determined to be in the range of ten to twelve years. Examining historical data allowed us to consider the impact of economic cycles and other trends in capital markets over time. The service period selected affects the rate at which deferred revenue is recognized, as well as the value of the future tax asset related to these fees.

The following is a reconciliation of listing fees received* to listing fees reported.

Initial Listing Fees

(in millions of dollars)

	2006	2005
Initial listing fees received*	$ 28.4	$ 28.0
Initial listing fees received* and deferred to future periods	$ (28.0)	$ (27.4)
Recognition of initial listing fees received* and previously included in deferred revenue	$ 11.0	$ 8.7
Initial listing fee revenue reported	$ 11.4	$ 9.3

* See discussion under the heading Non-GAAP Financial Measures.

** Sustaining listing fees received, as shown in this table, represents the amount recognized for accounting purposes during the year. Sustaining listing fees are billed during the first quarter of the year, recorded as deferred revenue and amortized over the year on a straight line basis.

Additional Listing Fees

(in millions of dollars)

		2006		2005
Additional listing fees received*	$	86.3	$	69.7
Additional listing fees received* and deferred to future periods	$	(84.9)	$	(68.3)
Recognition of additional listing fees received* and previously included in deferred revenue	$	34.5	$	28.4
Additional listing fee revenue reported	$	35.9	$	29.8

- *Initial and additional listing fees reported* increased due to capital market activity and listing fee increases during the period from April 1, 1996 to December 31, 2006 compared with the period from April 1, 1995 to December 31, 2005. *Initial and additional listing fees received** in 2006, as compared with 2005, reflect changes in the value of securities listed and reserved in the respective periods, as well as changes to the pricing model that were implemented in Q1/06.
- *Sustaining listing fees* increased due to the overall higher market capitalization of listed issuers at the end of 2005 compared with the end of 2004. Issuers listed on Toronto Stock Exchange and TSX Venture Exchange pay annual fees primarily based on their market capitalization at the end of the prior calendar year, subject to minimum and maximum fees. In addition, revenue from sustaining listing fees increased due to fee increases on each equity exchange that were effective January 1, 2006.

Trading and Related Revenue

(in millions of dollars)

		2006		2005		$ increase	% increase
Capital Markets	$	127.2	$	108.7	$	18.5	17%
Energy Markets	$	19.1	$	16.8	$	2.3	14%
Total trading and related revenue	$	146.3	$	125.5	$	20.8	17%

Capital Markets

- *Trading and Related* revenue increased as a result of significantly higher levels of market activity in 2006. However, the effect of this increased activity was reduced by the impact of a series of changes to our trading fee structure, effective October 1, 2005, January 1, 2006 and July 1, 2006 that resulted in an overall reduction in fees charged to our customers.
- The total volume of securities traded in 2006 on Toronto Stock Exchange and TSX Venture Exchange increased by 40% over 2005 (119.7 billion securities in 2006 versus 85.7 billion securities in 2005).
- The total value of securities traded in 2006 on Toronto Stock Exchange and TSX Venture Exchange increased by 33% over 2005 ($1,449.4 billion in 2006 versus $1,090.9 billion in 2005).
- The number of transactions in 2006 on Toronto Stock Exchange and TSX Venture Exchange increased by 57% over 2005 (92.1 million in 2006 versus 58.6 million in 2005).
- In addition, revenue from Shorcan for December 2006 has been included.

Energy Markets

- The volumes traded or cleared in natural gas and electricity contracts on NGX in 2006 increased by 11% over 2005 (9.8 million terajoules in 2006 versus 8.8 million terajoules in 2005).

* See discussion under the heading Non-GAAP Financial Measures.

Market Data Revenue

(in millions of dollars)

		2006		2005		$ increase	% increase
	S	86.9	S	67.4	S	19.5	29%

- *Market Data* revenue increased due to an 18% increase in the number of professional and equivalent real-time data subscriptions (over 139,000 at the end of 2006 versus over 118,000 at the end of 2005) partly due to increased sales of premium products as well as increased sales to U.S. customers.
- The increase was also due to revenue from more recent initiatives including on-line delivery of data to retail investors, direct to client low latency data feeds and advertising on tsx.com.
- The increase was also due to incremental revenue recoveries in 2006 of approximately $3.6 million over 2005 related to under-reported usage of real-time quotes.
- The increase was also attributable to the inclusion of revenue from Scotia Capital's fixed income indices and related products following their acquisition on October 25, 2006.
- The increase was also due to fee changes that were effective April 1, 2006 and May 1, 2005.
- The increase was reduced by the negative impact of the appreciation of the Canadian dollar against the United States dollar in 2006 versus 2005. In 2006, approximately $29.1 million Canadian was derived from market data sales to customers paying in United States dollars compared with approximately S22.4 million Canadian in 2005.

Business Services Revenue

(in millions of dollars)

		2006		2005		$ increase	% increase
	S	9.4	S	7.9	S	1.5	19%

- *Business Services* revenue increased due to providing additional services to existing and new customers.
- Market Regulation Services Inc. paid us $7.2 million in 2006 for technology related services as compared with S6.9 million in 2005.

Expenses

Compensation and Benefits

(in millions of dollars)

		2006		2005		$ increase	% increase
	S	79.0	S	72.5	S	6.5	9%

- In 2005, *Compensation and Benefits* costs were reduced by a gain of approximately $4.5 million under a hedging program related to long-term based incentives, compared with a gain of $0.7 million in 2006.
- *Compensation and Benefits* costs increased due to higher costs related to salaries, pension and employee benefits as well as short-term incentives, somewhat offset by lower organizational transition costs.
- The number of employees increased from 510 at the end of 2005 to 548 at the end of 2006 primarily due to the fourth quarter acquisitions of Shorcan, Oxen Inc. and Scotia Capital Inc.'s* Fixed Income Indices, PC-Bond® analytics, and related data assets.

Information and Trading Systems

(in millions of dollars)

	2006	2005	$ increase	% increase
	$ 22.0	$ 17.4	$ 4.6	26%

- *Information and Trading Systems* costs increased due to higher hardware operating lease and maintenance costs relating in part to expansion of trading system capacity required to accommodate the substantial growth in the number of orders and transactions. In addition, resources were directed towards further improving execution speeds for traders with our TSXPress™ initiative, and providing our listed issuers with investor relations management tools through TSXconnect.

General and Administration

(in millions of dollars)

	2006	2005	$ (decrease)	% (decrease)
	$ 34.2	$ 35.8	$ (1.6)	(4%)

- *General and Administration* costs decreased due to reduced spending on marketing activities as well as lower capital taxes and directors' compensation, somewhat offset by higher fees paid to external consultants.
- We paid Market Regulation Services Inc. $3.4 million for regulation services in 2006 ($3.5 million in 2005).

Amortization

(in millions of dollars)

	2006	2005	$ (decrease)	% (decrease)
	$ 13.0	$ 13.5	$ (0.5)	(4%)

- *Amortization* decreased primarily due to reduced depreciation of tangible assets, partially offset by an increase in the amortization related to the intangible assets associated with acquisitions made in Q4/06.

* Registered trade-mark of The Bank of Nova Scotia. Used under license.

Loss from Investment in Affiliate

(in millions of dollars)

	2006	2005	$ (decrease)	% (decrease)
	$ 0.1	$ 0.7	$ (0.6)	(86%)

- *Loss from Investment in Affiliate*, which decreased from 2005, represents our share of CanDeal's loss for 2006. The reduced loss reflects CanDeal's progress in adding liquidity providers and buy-side institutional investors as well as continued cost containment measures.

Investment Income

(in millions of dollars)

	2006	2005	$ increase	% increase
	$ 14.4	$ 6.9	$ 7.5	109%

- There was an increase in cash and marketable securities during 2006 versus 2005, generating higher investment income.

Income Taxes

(in millions of dollars)

	2006	2005	$ increase	Effective tax rate (%) 2006	2005
	$ 87.4	$ 53.6	$ 33.8	40%	34%

- The effective tax rate increased from approximately 34% for 2005 to approximately 40% for 2006. The higher tax rate relates primarily to an adjustment in the value of the future tax asset. In June 2006, the federal government enacted legislation to reduce corporate tax rates for 2008-2010 and beyond. The future tax asset was reduced, and income taxes increased largely as a result of these changes in federal corporate tax rates.

LIQUIDITY AND CAPITAL RESOURCES

We had $322.1 million of cash and marketable securities at December 31, 2006, and no external borrowings other than $0.9 million of obligations under capital leases. Based on our current business operations and model, we believe that we have sufficient resources to operate and continue to grow our business.

Cash and Marketable Securities

(in millions of dollars)

	2006	2005	$ increase
	$ 322.1	$ 276.2	$ 45.9

- The increase was primarily due to $189.5 million in cash received from operations in 2006, offset by quarterly dividends of $0.33 per common share, or $90.2 million in aggregate, and by payments of $53.7 million (net of cash acquired) related to the purchases of Oxen Inc., Shorcan and Scotia Capital Inc.'s* Fixed Income Indices, PC-Bond® and related assets.

Total Assets

(in millions of dollars)

	2006	2005	$ increase
	$ 1,572.8	$ 1,557.2	$ 15.6

- *Total Assets* increased by $15.6 million due to an increase in cash and marketable securities of $45.9 million, net of $53.7 million (net of cash acquired) of payments related to the purchase of Oxen Inc., Shorcan and Scotia Capital Inc.'s* Fixed Income Indices, PC-Bond® and related assets. In addition, $69.4 million was recorded in 2006 to reflect the goodwill and intangible assets associated with these 2006 acquisitions. The increase was largely offset by lower energy contracts receivable of $889.4 million at December 31, 2006 related to the clearing operations of NGX, compared with $1,004.3 million at the end of 2005. The reduced level of receivables reflected lower natural gas prices in December 2006 compared with December 2005. (As the clearing counterparty to every trade, NGX also carries offsetting liabilities in the form of energy contracts payable, which were $889.4 million at December 31, 2006 compared with $1,004.3 million at the end of 2005.)

Shareholders' Equity

(in millions of dollars)

	2006	2005	$ increase
	$ 227.0	$ 177.8	$ 49.2

- Shareholders' Equity increased primarily due to net income of $131.5 million, offset by dividend payments of $90.2 million. In addition, proceeds of $5.3 million were received on the exercise of options. Net income from NGX was $4.7 million in 2006, as compared with $4.2 million in 2005.
- At December 31, 2006, there were 68,421,264 common shares issued and outstanding. There were 5,600,000 common shares originally reserved for issuance under a share option plan of which 328,246 common shares were issued on the exercise of stock options in 2006. At December 31, 2006, 4,678,918 common shares were reserved for issuance upon the exercise of options granted under the share option plan. At December 31, 2006, there were 1,096,650 options outstanding.
- At January 30, 2007, there were 68,423,264 common shares issued and outstanding and 1,094,650 options outstanding under the share option plan.

Cash Flows from Operating Activities

(in millions of dollars)

	2006	2005	$ increase in cash
Cash Flows from Operating Activities	$ 189.5	$ 167.1	$ 22.4

* Registered trade-mark of The Bank of Nova Scotia. Used under license.

Cash Flows from Operating Activities were $22.4 million higher in 2006 compared with 2005 due to:

(in millions of dollars)

	2006	2005	$ increase / (decrease) in cash
Net income	$ 131.5	$ 103.3	$ 28.2
Amortization	$ 13.0	$ 13.5	$ (0.5)
(Increase) in future tax asset primarily related to deferring a portion of initial and additional listing fees received	$ (12.6)	$ (26.0)	$ 13.4
(Increase) in accounts receivable and prepaid expenses	$ (6.1)	$ (5.0)	$ (1.1)
Net increase in accounts payable, accrued liabilities and long term other liabilities	$ 0.6	$ 8.9	$ (8.3)
Increase in deferred revenue that results from not recognizing a portion of listing fees received in the year	$ 67.3	$ 58.8	$ 8.5
Increase/(decrease) in income taxes payable	$ (7.4)	$ 8.3	$ (15.7)
Net increase in other items	$ 3.2	$ 5.3	$ (2.1)
Cash Flows from Operating Activities	$ 189.5	$ 167.1	$ 22.4

Cash Flows From (Used in) Investing Activities

(in millions of dollars)

	2006	2005	$ increase in cash
Cash Flows From (Used in) Investing Activities	$ (95.2)	$ (98.2)	$ 3.0

Cash Flows Used in Investing Activities were $3.0 million lower in 2006 compared with 2005 due to:

(in millions of dollars)

	2006	2005	$ increase / (decrease) in cash
Capital expenditures (net proceeds on disposal) primarily related to technology investments and leasehold improvements	$ (4.2)	$ (4.6)	$ 0.4
Purchase of Oxen Inc., Shorcan and Scotia Capital Inc.'s* Fixed Income Indices, PC-Bond® and related assets (net of cash acquired)	$ (53.7)	-	$ (53.7)
Net (purchase) of marketable securities	$ (37.3)	$ (93.6)	$ 56.3
Cash Flows (Used in) Investing Activities	$ (95.2)	$ (98.2)	$ 3.0

* Registered trade-mark of The Bank of Nova Scotia. Used under license.

Fixed Income Initiatives

We paid approximately \$53.7 million (net of cash acquired) in the fourth quarter of 2006 related to our Scotia Capital and Shorcan fixed income acquisitions. TSX Group, or one of its subsidiaries, will make further payments of up to \$37.9 million related to performance incentives, data licenses and other arrangements over the term of the relevant agreements. The combined revenue for the most recently completed fiscal years was approximately \$22.0 million.

Dividends

The recognition order of TSX Group and TSX Inc. contains certain financial viability tests that must be met. If TSX Inc. fails to meet any of these tests for a period of more than three months, TSX Inc. will not, without the prior approval of the Director of the Ontario Securities Commission, pay dividends (among other things) until the deficiencies have been eliminated for at least six months or a shorter period of time as agreed by Ontario Securities Commission staff.

Financial Instruments

Our financial instruments include cash and investments in marketable securities. We hold units in a money market fund and a short-term bond and mortgage fund. These investments are recorded at the lower of carrying value or market value, which is determined by reference to quoted market prices. The primary risks related to these financial instruments are variation in interest rates and counterparty default. Short-term interest rate risk is managed by maintaining a mix between amounts invested in the money market fund and the short-term bond and mortgage fund. We manage credit risk by restricting investments to counterparties with a credit rating of BBB or higher as determined by the Dominion Bond Rating Service.

Derivative Financial Instruments

We have entered into total return swaps which synthetically replicate the economics of TSX Inc. purchasing our shares as a partial economic hedge to the share appreciation rights of deferred share units (DSUs) and restricted share units (RSUs) that are awarded to our directors and employees. We mark to market the value of the hedged units as an adjustment to income, and simultaneously mark to market the liability to unit holders of as an adjustment to income. The fair values of the contracts reflected in accounts receivable were \$0.8 million at December 31, 2006 and \$2.6 million at December 31, 2005. During 2006, the change in the fair market value of the total return swaps of \$0.4 million was reflected as a reduction in *Compensation and Benefits* costs. To manage counterparty risk, we entered into these total return swaps with a Schedule 1 Canadian chartered bank. The contracts are settled in cash upon maturity. The obligation to unit holders is reflected on the balance sheet.

Financial Instruments and Comprehensive Income

The Canadian Institute of Chartered Accountants has issued new accounting rules on financial instruments, hedges and comprehensive income that will require us to account for all of our financial assets and liabilities at fair value. With the adoption of the new rules on January 1, 2007, we will remeasure our financial assets and liabilities, as appropriate, at fair value and report a new section of shareholders' equity called other comprehensive income. We are determining the impact that these changes in accounting policy will have on our consolidated financial statements.

NGX Collateral Arrangements and Clearing Backstop Fund

As part of its clearing operations, NGX becomes the counterparty to each transaction, thereby guaranteeing the performance of every contract that is executed on its electronic trading platform. To backstop its clearing operations, NGX has a credit agreement in place with a Canadian chartered bank. We are NGX's guarantor for this credit agreement up to a maximum of \$30.0 million. We have pledged \$30.0 million of marketable securities related to our obligations as guarantor. In addition, NGX has covenanted under the agreement to maintain a minimum of \$9.0 million of tangible net worth. If NGX suffers a loss on its clearing operations, it could lose its entire tangible net worth. The bank could also realize up to a maximum of \$30.0 million on our guarantee, to the extent required to cover the loss.

NGX requires each counterparty (the Contracting Party) to provide collateral in the form of cash or letters of credit based on the margins required for its unsettled contractual obligations, which may be accessed in the event of a default by such Contracting Party.

The collateral provided in the form of cash (the cash collateral deposits) is segregated in individually designated bank accounts held at the same Canadian chartered bank by NGX, which acts as trustee for these funds. The cash collateral deposits, together with letters of credit provided by all the Contracting Parties, exceed all of the outstanding credit exposure, as determined by NGX, for all its unsettled contractual obligations at any point in time.

Contractual Obligations

(In thousands of dollars)

		Total		Less than 1 year		1 – 3 years		4+ years
Capital Lease Obligations	$	977	$	830	$	147	$	–
Operating Leases		69,772		13,006		21,501		35,265
Other Obligations		74,243		18,332		24,751		31,160
Total		144,992		32,168		46,399		66,425

SELECTED ANNUAL INFORMATION

(in thousands of dollars, except per share amounts)

		2006		2005		2004
Revenue	$	352,847	$	289,964	$	243,430
Net income	$	131,524	$	103,353	$	68,490
Total assets	$	1,572,838	$	1,557,225	$	1,036,294
Long-term liabilities	$	43,450	$	30,508	$	24,286
Deferred revenue –						
initial and additional listing fees (current and long-term)	$	346,133	$	278,775	$	220,155
Earnings per share:						
Basic	$	1.92	$	1.52	$	1.01
Diluted	$	1.91	$	1.51	$	1.00
Cash dividends declared per common share	$	1.32	$	0.90	$	0.58

Revenue, net income and earnings per share

2006

- For the year ended December 31, 2006, net income was $131.5 million, or $1.92 per common share ($1.91 on a diluted basis) on total revenue of $352.8 million, representing an increase of $28.1 million, or 27%, compared with $103.4 million, or $1.52 per common share ($1.51 on a diluted basis) for the year ended December 31, 2005.
- The 2006 results reflect significantly higher revenue across all of the primary revenue streams. The increase in revenue was partially offset by an increase in compensation and benefits expenses and information and technology costs as well as higher income taxes primarily related to a decrease in the value of our future tax asset. Net income in 2006 also reflects higher investment income due to increased cash and marketable securities in 2006 as well as gains on short-term bond and mortgage fund investments in 2006.

2005

- For the year ended December 31, 2005, net income was $103.4 million, or $1.52 per common share ($1.51 on a diluted basis) on total revenue of $290.0 million, representing an increase of $34.9 million, or 51%, compared with $68.5 million, or $1.01 per common share ($1.00 on a diluted basis) for the year ended December 31, 2004.
- The 2005 results reflect significantly higher revenue across all of the primary revenue streams and lower general and administrative expenses, partially offset by an increase in income taxes.

Total assets

2006

- During 2006, total assets of $1,572.8 million increased by $15.6 million over $1,557.2 million in 2005 due to an increase in cash and marketable securities of $45.9 million, net of $53.7 million (net of cash acquired) of payments related to the purchase of Oxen Inc., Shorcan and Scotia Capital Inc.'s* Fixed Income Indices, PC-Bond® and related assets. In addition, $69.4 million was recorded in 2006 to reflect goodwill and the intangible assets associated with these 2006 acquisitions. The increase was largely offset by lower energy contracts receivable of $889.4 million at December 31, 2006 related to the clearing operations of NGX, compared with $1,004.3 million at the end of 2005. The reduced level of receivables reflected lower natural gas prices in December 2006 compared with December 2005. (As the clearing counterparty to every trade, NGX also carries offsetting liabilities in the form of energy contracts payable, which were $889.4 million at December 31, 2006 compared with $1,004.3 million at the end of 2005.)

2005

- During 2005, total assets of $1,557.2 million increased by $520.9 million over $1,036.3 million in 2004 primarily as a result of higher energy contracts receivables of $1,004.3 million related to the clearing operations of NGX ($608.4 million in 2004). The increased level of receivables reflected higher natural gas prices in December 2005 compared with December 2004. (As the clearing counterparty to every trade, NGX also carries offsetting liabilities in the form of energy contracts payables, which were $1,004.3 million at the end of 2005 compared with $607.5 million at the end of 2004.) The increase in total assets also reflects an increase in marketable securities, accounts receivable and the long-term portion of the future tax asset.

Deferred revenue-initial and additional listing fees

- Deferred revenue-initial and additional listing fees increased from 2004 through 2006 as the fees received from initial and additional listings during this period were higher than the amount of revenue recognized for these fees related to prior periods.

QUARTERLY INFORMATION

(in thousands of dollars, except per share amounts)

	Dec. 31/06	Sept. 30/06	June 30/06	Mar. 31/06	Dec. 31/05	Sept. 30/05	June 30/05	Mar. 31/05
Revenue	$ 91,025	$ 81,197	$ 92,612	$ 88,013	$ 76,264	$ 75,333	$ 68,621	$ 69,746
Net Income	35,116	33,217	28,464	34,727	27,813	28,717	23,748	23,075
Earnings per share:								
Basic	0.51	0.49	0.42	0.51	0.41	0.42	0.35	0.34
Diluted	0.51	0.48	0.41	0.50	0.40	0.42	0.35	0.34

2005

- *Revenue* in Q2/05 declined slightly from *revenue* in Q1/05 primarily due to lower trading revenue. *Net income* for Q2/05 improved over *net income* for Q1/05 primarily due to lower compensation and benefits costs.
- *Revenue* in Q3/05 improved over the *revenue* in Q2/05 primarily due to higher trading, listing and market data revenue. *Net income* for Q3/05 improved over *net income* in Q2/05 primarily due to increased *revenue* combined with lower general and administration costs.
- *Revenue* in Q4/05 improved over revenue in Q3/05 primarily due to higher listing and market data revenue somewhat offset by lower trading revenue. *Net income* for Q4/05 declined over *net income* from Q3/05 primarily due to higher overall expenses.

* Registered trade-mark of The Bank of Nova Scotia. Used under license.

2006

- *Revenue* in Q1/06 improved over *revenue* in Q4/05 primarily due to higher trading, listing and market data revenue. *Net income* for Q1/06 increased over *net income* for Q4/05, primarily due to the increased *revenue* partially offset by higher overall expenses.
- *Revenue* in Q2/06 improved over *revenue* in Q1/06 primarily due to higher market data, listing and trading revenue. However, *net income* for Q2/06 decreased over *net income* for Q1/06, primarily due to higher income taxes. In Q2/06, the federal government enacted legislation to reduce corporate tax rates for 2008-2010 and beyond. The future tax asset was reduced, and income taxes increased by $9.6 million, primarily as a result of these changes in federal corporate tax rates.
- *Revenue* in Q3/06 declined over *revenue* in Q2/06 largely due to lower trading revenue, reflecting lower trading volumes and following the introduction of a volume-based fee structure for most issuers listed on Toronto Stock Exchange and TSX Venture Exchange, effective July 1, 2006. *Net income* for Q3/06 increased over Q2/06 primarily due to higher investment income as well as lower income taxes. The increase was partially offset by the decreased *revenue* and higher overall expenses.
- *Revenue* in Q4/06 improved over *revenue* in Q3/06 primarily due to higher trading, market data and listing revenue. *Net income* for Q4/06 increased over Q3/06 primarily due to the increased *revenue* partially offset by higher overall expenses.

Review of Fourth Quarter Results

Compared with Q4/05

- *Revenue* in Q4/06 improved over *revenue* in Q4/05 primarily due to higher market data, listing and trading revenue. *Net income* for Q4/06 increased over Q4/05 primarily due to the increased *revenue* partially offset by higher compensation and benefits and information and trading systems expenses. Investment income increased over Q4/05 due to an increase in cash and marketable securities and increased returns from short-term bond and mortgage fund investments. *Cash flows from operating activities* in Q4/06 decreased compared with Q4/05 largely due to an increase in accounts receivable and prepaid expenses, a decrease in income taxes payable, partially offset by an increase in *net income*.

Compared with Q3/06

- *Revenue* in Q4/06 improved over *revenue* in Q3/06 primarily due to higher trading, market data and listing revenue. *Net income* for Q4/06 increased over Q3/06 primarily due to the increased *revenue* partially offset by higher compensation and benefits and amortization expenses. *Cash flows from operating activities* in Q4/06 increased compared with Q3/06 primarily due to an increase in net income and a decrease in the value of the future tax asset.

CRITICAL ACCOUNTING ESTIMATES

Revenue from initial and additional listing fees

We recognize revenue generated from initial and additional listing fees on a straight line basis over an estimated service period of ten years. The estimated service period of ten years was determined by conducting an historical review of listing activity. We determined that the average period of time that an issuer remained listed on Toronto Stock Exchange was approximately ten years. In addition, turnover rates were calculated for a Toronto Stock Exchange listed issuer and for a TSX Venture Exchange listed issuer, and were determined to be in the range of ten to twelve years. Examining historical data allowed us to consider the impact of economic cycles and other trends in capital markets over time. The service period selected affects the rate at which deferred revenue is recognized, as well as the value of the future tax asset related to these fees.

Long-term incentive plan

We have a long-term incentive plan under which we may grant RSUs. The amount of the award payable at the end of the three years is determined by the total shareholder return (appreciation in share price plus dividends paid) at the end of the three year period. We accrue our obligations and include them in accounts payable and accrued liabilities and other liabilities. The obligations are recorded at a targeted payout and not necessarily based on the maximum amount that might be paid. The maximum amount to be paid is unknown and will be based on total shareholder return and share price at the time of payout. We have purchased derivative financial instruments that partially hedge the impact of share price appreciation.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in our filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. We regularly review our disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

Our management, including the CEO and CFO, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. Based on this evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of TSX Group, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of TSX Group are being made only in accordance with authorizations of management and directors of TSX Group, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of TSX Group's assets that could have a material effect on the financial statements.

There have been no changes to the design of our internal controls over financial reporting during the quarter ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

STRATEGY AND OUTLOOK[6]

Our corporate strategy has evolved through our assessment of the exchange sector and of our business. We have identified trends that have important implications for our strategy and outlook.

Our corporate objectives are to capitalize on our competitive advantages (as outlined under our Vision) and to pursue the principal strategies described below, organically and through acquisitions, strategic alliances and investments to achieve profitable growth and maximize shareholder returns.

Global industry consolidation accelerated over the last twelve months, culminating in regional consolidation and trans-Atlantic merger proposals to create "super-exchanges". In our view, a strong driver of industry consolidation is cost synergies. We believe consolidation will continue. We expect to see multi-asset consolidation between large and small players, and exchanges to look abroad to broaden distribution and expand their offerings.

After March 16, 2009, when the memorandum of agreement with the Bourse de Montréal comes to an end, we plan to enter the derivatives market. In our view, Canada needs a strong player that provides an integrated equities and derivatives offering to compete globally in the consolidating world of exchanges. We believe that a strategic partnership, an acquisition or some combination of these alternatives is preferable to building the platform ourselves. We are encouraged by the number of parties who are interested in working with us.

Going forward, we plan to invest our cash as we pursue the many opportunities that surround us for enhancing our core business, extending our pre-eminent domestic position in Canada through diversification and expanding internationally.

Enhance the Core Business

To maintain our pre-eminent position in the Canadian equity capital markets, we intend to further expand our product and service offerings to address the changing needs of issuers, intermediaries and investors as we strive to maintain the highest quality marketplace.

[6] The "Strategy and Outlook" section above contains certain forward-looking statements. Please refer to "Forward-looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

Listings

We have organized the listings operations of Toronto Stock Exchange and TSX Venture Exchange to increase our focus on growth. This includes expanding the business development function to improve the efficiency of its sales efforts. The team will focus on:

- Promoting Toronto Stock Exchange and TSX Venture Exchange as listings destinations.
- Enhancing relationships with influencers that will also promote Toronto Stock Exchange and TSX Venture Exchange as listing venues.
- Identifying targets and converting inquiries into listings.

Toronto Stock Exchange, specifically, will:

- Continue to focus on listing structured equity products, such as ETFs, which expand our reach into the investment marketplace.
- Offer value-added products by collaborating with industry leaders.
- Foster a customer-centric approach by tailoring listings standards to reflect the variety of equity products available on TSX.

TSX Venture, specifically, will:

- Focus on pursuing initiatives that drive new listings, such as expanding its Capital Pool Company® program and executing its Public Venture Capital Campaign.
- Offer mentoring programs designed to enhance existing issuers' probability of success as public companies.
- Pursue growth in Central and Eastern Canada, where public venture capital markets are relatively less developed.
- Pursue growth in untapped non-resource sectors.

Trading

- Through upgrades to our trading system, we intend to continue to deliver the reliability, scalability, low cost and high speed of execution, which underpins us as one of the world's leading electronic marketplaces. In 2007, we plan to upgrade our trading system with the next generation of servers. We expect to enter into new operating leases that will replace existing leases.
- We are keenly aware of the importance of speed of execution due to the rapid growth of algorithmic trading and plan to take the necessary steps to enhance capacity and performance.
- We will continue to develop and offer new customized trading products and services, such as TSX MOC™, Multiple Broker Give Up and FOX™ designed to meet the distinct needs of various investors and intermediaries and bring more liquidity and efficiency to the marketplace. ATX™, a high-speed TSX trading facility to match firm order flow against in-house liquidity as well as liquidity from other market participants, is currently in development and is scheduled to be launched in 2007***.

Market Data

We will focus on:

- Increasing penetration of existing customers and up-selling them to premium content products.
- Continuing to work with market data vendors to upgrade their data delivery capabilities.
- Continuing to provide direct distribution to clients (TSX Direct) to meet their needs for reduced data latency.
- Leveraging existing data capabilities and infrastructure (LinxPointOne™) to add new content, such as Over-the-Counter (OTC), fixed income, foreign exchange, and other premium data.
- Building on our agreement with The Canadian Press to provide fact-based, non-biased journalist generated news.

*** Subject to regulatory approval.

® Registered trade-mark of The Bank of Nova Scotia. Used under license.

Extend Pre-eminent Domestic Position

We will seek growth opportunities through diversification both horizontally into related markets in which we can leverage our competitive advantages and vertically into other areas of the capital markets. Two areas into which we have already expanded are fixed income and energy markets as follows:

Fixed Income

Following our fixed income acquisitions in 2006, we are now the leading provider of fixed income indices in Canada, and provide IDB, fixed income trading. In October 2006, we acquired Scotia Capital Inc.'s* Fixed Income Indices, its PC-Bond® analytics, and related data assets. In December 2006, we acquired Shorcan, Canada's first fixed income IDB. Shorcan offers clients trading in federal, provincial, corporate and mortgage bonds and treasury bills. Through our approximate 47% stake in CanDeal, we also provide dealer to client fixed income trading. CanDeal has achieved significant growth since its inception and reported a profit of $0.1 million in the second half of 2006. CanDeal continues to focus on expanding its product and service offering, adding more liquidity providers and attracting more institutional customers. CanDeal also provides access beyond Canada through its technology and co-marketing agreement with Thomson TradeWeb®.

Energy

We entered the energy trading and clearing business in March 2004 when we purchased NGX. NGX will continue to focus on growing its business. In October 2006, we added to our energy business when we acquired Oxen Inc. which owns the Alberta Watt Exchange Limited (Watt-Ex), a platform for providing ancillary services to the Alberta Electric System Operator which is used to balance supply and demand on the Alberta grid.

Expand Internationally

We will look for ways to expand beyond the borders of Canada, organically and through new acquisitions, strategic alliances and investments.

U.S. Market

We will continue to place greater focus on making Toronto Stock Exchange the market of choice for U.S. market participants for trading all Toronto Stock Exchange listed securities. We plan to pursue multiple initiatives across all business areas:

- We will seek to capture an increasing proportion of trading in Canadian-based interlisted stocks by continuing to meet U.S. and global connectivity standards (FIX), fostering best execution and educating the market on TSX's value proposition. Additionally, we will target executable order flow from U.S. market participants for Toronto Stock Exchange listed securities.
- We plan to leverage and expand the relationship between U.S. data sales agents and market data vendors with the goal of increasing data sales.
- We will seek to attract U.S. listings on our exchanges and focus on those areas where we provide a competitive advantage including targeting SMEs and issuers in the natural resource sector. We have planned a targeted seven-city marketing campaign for 2007.

Global Issuers

We will work to attract foreign issuers, leveraging our global competitive advantages in:

- Mining and Oil & Gas Sectors: We will seek to attract additional listings of global mining and oil & gas issuers by capitalizing on our international reputation of having a leading marketplace for those issuers. Based on the most recent data, as of September 30, 2006, we had approximately 50% market share of the world's global mining financings by value and approximately 59% of all publicly traded mining issuers were listed on one of our equity exchanges. We also listed the greatest number of oil & gas issuers globally. We have prioritized international target markets, focusing first on the US, then on Australia, Europe, South Africa, and China. We will increase our participation and presence in strategic events, such as conferences and listings forums. We will further develop and enhance relationships with key stakeholders and strategic partners to enable quick response to listing inquiries by prospective issuers.
- Structured Equity Products: We will also leverage internationally our domestic success by listing structured equity products, such as ETFs.

* Registered trade-mark of The Bank of Nova Scotia. Used under license.

FORWARD-LOOKING STATEMENTS, RISKS AND UNCERTAINTIES

This MD&A, in particular the sections under the headings **Strategy and Outlook, Changes to Listing Fees for 2007** and **Changes to Market Data Fees for 2007**, contains forward-looking statements, which are not historical facts but are based on certain assumptions and reflect our current expectations. These statements relate to among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. Forward-looking statements are typically identified by words such as "believe", "plan", "outlook", "anticipate", "continue", "estimate", "may", "will", "should", "could", and similar expressions. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the risk factors that could cause actual results to differ materially from current expectations are those set out below. We do not undertake to update or revise any forward-looking statement that may be made from time to time by us or on our behalf.

We have in place an integrated risk management process in which the Board assumes overall stewardship responsibility for risk; the Finance & Audit Committee of the Board assesses the adequacy of risk management policies and procedures; and Senior Management oversees implementation of risk management policies and processes. The management framework supporting the risk management objectives includes regular assessments of principal risks, and implementation of risk management tactics, which are monitored and adjusted as required.

Our business, financial condition, or operating results could be materially adversely affected if any of these risks and uncertainties were to materialize, and if we were unsuccessful in mitigation of any of these risks. Additional risk factors are discussed in our materials filed with the securities regulatory authorities in Canada from time to time, including our most recent Annual Information Form. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

We Face Competition from Other Exchanges, ATSs, OTC Markets, Other Sources and New Technologies

We face competition from other exchanges as well as from ATSs, Electronic Communication Networks (ECNs), the OTC markets, other sources and new technologies. This competition may intensify in the near future, especially as technological advances create pressure to develop more efficient and less costly trading in global or regional markets. If we cannot maintain and enhance our ability to compete or respond to competitive threats, it will have an adverse impact on our results of operations.

Other Exchanges

We face increased competition for business from other exchanges, especially those in the United States as they consolidate, and investing becomes more global. We also face competition from foreign exchanges, such as AIM, for listings of Canadian-based issuers and trading in their securities. If we are unable to continue to provide competitive trade execution, the volume traded in Canadian-based interlisted issuers over our exchanges could decrease in the future and adversely affect our operating results. We continue to face competition from CNQ, which has partially launched a facility, Pure Trading, to trade our listed issuers' securities.

The trend for exchanges to form alliances or consolidate and become for-profit and publicly traded is increasing and will result in our competitors becoming stronger. If we are not included in any alliances, these developments could materially adversely affect us.

ATSs

Technological advances have lowered barriers to entry and have facilitated the establishment of new exchanges and mechanisms, such as ATSs and ECNs, to electronically trade securities and other financial instruments outside traditional exchanges. ATSs have a framework to operate in Canada under the ATS Rules and may become our significant competitors in the future. For example, Instinet Canada Inc. has announced that it intends to launch a trading platform in 2007.

OTC Market and Other Sources

NGX's business of trading and clearing energy contracts faces primary competition in energy markets in Canada and the United States from the OTC or bilateral markets (with support from voice brokers) who have recently consolidated. These voice brokers continue to provide efficient contract matching services for both standardized and structured products and are expanding their product offerings to include access to clearing facilities for trading parties who may have credit constraints. If NGX is unable to compete with the OTC voice brokers and their clearing partners, NGX may not be able to expand its business, which could materially affect its business and operating results.

In addition, CanDeal faces competition primarily from the OTC market. If CanDeal fails to attract institutional order flow from this market, it would adversely affect its operating results.

Shorcan's competitors in the fixed income IDB market include Freedom Bond Brokers, owned by Cantor Fitzgerald, Tullett Prebon, owned by Collins Stewart and BrokerTec, an electronic platform owned by ICAP. If Shorcan fails to attract institutional order flow from this market, it would adversely affect its operating results.

New Technologies

Technological advances, and in particular the Internet, have made it easier to download and disseminate electronic information. This may cause the value of our information to deteriorate since it is difficult to enforce restrictions on the use of information that we transmit electronically.

We may not be able to maintain or increase market data revenue if we cannot enforce our proprietary rights in the future.

We Depend on the Economy of Canada

Our financial results are affected by the Canadian economy, which is relatively small.

Approximately 96% of our listed issuers as of December 31, 2006 were Canadian-based companies. The performance of these issuers has an effect on the volume of trading on our exchanges. If the profit growth of Canadian-based companies is generally lower than the profit growth of companies based in other countries, the markets on which those other issuers are listed and trade may be more attractive to investors than our equity exchanges. The threat of a prolonged economic downturn may also have a negative impact on investment performance, the number of new issuers, the market capitalization of our listed issuers, additional securities being listed or reserved and trading volumes.

We Need to Retain and Attract Qualified Personnel

Our success depends to a significant extent upon the continued employment and performance of a number of key management personnel whose compensation is partially tied to vested stock options and long-term incentive plans that mature over time. The value of this compensation is dependent upon share price and total shareholder return performance. The loss of the services of key personnel could have a material adverse effect on our business and results of operations. We also believe that our future success will depend in large part on our ability to attract and retain highly skilled technical, managerial and marketing personnel. There can be no assurance that we will be successful in retaining and attracting the personnel we require.

Geopolitical Factors/Business Continuity

The continuity of our critical business functions could be interrupted by geopolitical upheaval, including terrorist, criminal, political and cyber, or by other types of disruptions, including natural events.

We have a series of integrated disaster recovery and business continuity plans for critical business functions to mitigate the risk of an interruption. However, these plans may not be adequate, and we cannot entirely eliminate the risk of a system failure or business interruption.

We Depend Heavily on Information Technology, which could Fail or Malfunction

We are extremely dependent on our information technology systems, including data and communications systems (IT Operations). Our trading is conducted exclusively on an electronic basis. We have disaster recovery and contingency plans and back-up procedures to manage, mitigate and minimize the risk of an interruption or failure to, and to ensure the integrity of, our IT Operations. We also test our disaster recovery plans for trading on Toronto Stock Exchange and TSX Venture Exchange, and include customers in that process. However, those plans may not be adequate and we cannot entirely eliminate the risk of a system failure or interruption. We have experienced occasional IT Operations failures and delays in the past, and we could experience future IT Operations failures and delays.

Our current technological architecture may not effectively or efficiently support our changing business requirements. The system hardware was upgraded in 2004. Two hardware upgrades and two software performance releases were implemented in 2005 in response to increases in order message volumes and transactions. In January 2007, we announced the completion of much of the work on TSXPress™, which included three major trading system enhancements in 2006. We will continue to make additional expenditures to further enhance and upgrade our systems. To grow, we will need to continuously improve our information technology systems so that we can handle increases and changes in trading activity and to respond to customer demand for faster processing times. This will require ongoing expenditures, which may require us to expend significant amounts in the future. In 2006, we tested our next generation trading engine in an independent laboratory. While results were positive, it is too early to tell if we will be able to replicate these results in a production environment.

If our systems are significantly compromised or disrupted or if we suffer repeated failures, this could interrupt our trading services; cause delays in settlement; cause us to lose data; corrupt our trading operations, data and records; or disrupt our business operations. This could undermine confidence in our exchanges and have a material adverse effect on our reputation or results of operations, and may lead to customer claims, litigation and regulatory sanctions.

We May Not Be Successful in Implementing our Strategy

We invest significant resources in the development and execution of our corporate strategy to grow profitability and maximize shareholder returns. We may not succeed in implementing our strategies.

We also have limited experience pursuing new business opportunities or growth opportunities in new geographic markets. We may have difficulty executing our strategies because of, among other things, increased global competition, difficulty developing and introducing new products, barriers to entry in other geographic markets, and changes in regulatory requirements. Any of these factors could have a material adverse effect on the success of our strategies.

As part of our strategy to sustain growth, we expect to continue to pursue appropriate acquisitions of other entities and technologies. An acquisition will only be successful if we can integrate the acquired businesses' operations, products and personnel; retain key personnel; and expand our financial and management controls and our reporting systems and procedures to accommodate the acquired businesses. If an investment or acquisition does not fulfil expectations, we may have to write down its value in the future or sell it at a loss.

We may enter into agreements in the future which further our strategy but which may also impose restrictions on us. For example, in the agreement with CNW Group, we agreed to certain restrictions on the business activities we can engage in until 2008 (in areas that we view as non-core to our business) in exchange for a share of revenue earned from products and services offered by CNX Marketlink in those areas. In addition, the memorandum of agreement with the Bourse de Montréal prevents us from providing trading facilities and services for exchange-traded derivative products, comprising (without limitation) options and futures contracts, other than natural gas and electricity products, until March 16, 2009.

We are Subject to Regulation

The provincial securities regulators regulate us and our exchanges and regulators in other jurisdictions may regulate our future operations. This regulation may impose barriers or constraints which limit our ability to build an efficient, competitive organization and may also limit our ability to expand foreign and global access. Securities regulators also impose financial and corporate governance restrictions on us. Some of the provincial securities regulators must approve or review our equity exchanges' listing rules, trading rules, and features and operations of, or changes to our systems and our fee structures. These approvals or procedures may increase our costs and delay our plans for implementation. There could also be regulatory changes that impact our customers and that could have a material adverse impact on us.

We are Subject to Litigation Risks

Some aspects of our business involve risks of litigation. Dissatisfied customers may make claims with respect to the manner in which we operate. Although we benefit from certain contractual indemnities and limitations on liabilities, these rights may not be sufficient. In addition, with the introduction of civil liability for misrepresentations in our continuous disclosure documents and statements and the failure to make timely disclosures of material changes in Ontario and certain other jurisdictions, dissatisfied shareholders can more easily make claims against us. If a lawsuit or claim is resolved against us, it could have a material adverse effect on our reputation, business, financial condition and operating results.

Our Exchanges Depend on the Development and Acceptance of our New Products

We are dependent to a great extent on developing and introducing new financial and trading products and on their acceptance by the investment community. While we continue to review and develop new products that respond to the needs of the marketplace, we may not continue to develop successful new products. Our current products may become outdated or lose market favour before we can develop adequate enhancements or replacements. Other exchanges or ATSs may introduce new products or product enhancements that make our products less attractive.

Even if we develop an attractive new product, we could lose trading activity to another marketplace that introduces a similar or identical product which offers greater liquidity or lower cost. We also may not receive regulatory approval (in a timely manner or at all) for our new products. Any of these events could have a material adverse effect on our results of operations.

New Business Activities May Adversely Affect Income
We may enter new business activities that could have an adverse effect on our existing profitability. While we would expect to realize new revenue from these new activities, there is a risk that this new revenue would not be greater than the associated costs or any related decline in existing revenue sources.

Our Trading Operation Depends Primarily on a Small Number of Clients and Vendors
During 2006, approximately 58% of our trading revenue on Toronto Stock Exchange and approximately 59% of our trading revenue on TSX Venture Exchange were accounted for by the top ten POs on each exchange. Our business, financial condition or operating results could suffer a material adverse effect if any one of these POs significantly reduced or stopped trading on our exchanges, or if two or more POs consolidated.

During 2006, approximately 19% of our trading revenue on Toronto Stock Exchange and approximately 11% of our trading revenue on TSX Venture Exchange was derived from trading in the securities of the ten most actively traded listed issuers on each exchange. If we lost one or more of these issuers, we would not only suffer a decrease in revenue from our listing operations, but we would also suffer an even more significant decrease in revenue from our trading operations.

We Could Suffer Losses as a Result of NGX's Clearing Activities
We could suffer a loss if one or more of NGX's participants defaults on their contractual obligations since NGX assumes this counterparty risk. As part of its clearing services, NGX guarantees that its cleared contracts will be honoured. NGX faces other risks associated with the clearing business including market risks, settlement risks, concentration risks and operational risks.

By providing a clearing facility, NGX is subject to the risk of a counterparty defaulting simultaneously with an extreme market price movement. NGX manages this risk by applying standard rules and regulations, and using a conservative margining regime based on globally accepted margin concepts. This margining regime involves valuing the market stress of client portfolios in real-time and requiring participants to deposit liquid collateral in excess of those valuations. NGX conducts market stress scenarios regularly to test the ongoing integrity of its clearing operation. NGX also relies on established policies, instructions, rules and regulations as well as procedures specifically designed to actively manage and mitigate risks.

To backstop its clearing operations, NGX has a credit agreement in place with a Canadian chartered bank. We are NGX's guarantor for this credit agreement up to a maximum of $30.0 million. We have pledged $30.0 million of marketable securities related to our obligations as guarantor. In addition, NGX has covenanted under the agreement to maintain a minimum of $9.0 million of tangible net worth. If NGX suffers a loss on its clearing operations, it could lose its entire tangible net worth. The bank could also realize up to a maximum of $30.0 million on our guarantee, to the extent required to cover the loss.

Our Cost Structure is Largely Fixed
Most of our expenses are fixed and cannot be easily lowered if our revenue decreases, which could have an adverse effect on our results of operations and financial condition.

We Depend on Market Activity that is Outside of our Control
Our revenue is highly dependent upon the level of activity on our exchanges, including the volume of securities traded; the number and market capitalization of listed issuers; the number of new listings; the number of active traders and brokerage firms in the market; and the number of subscribers to market data.

We do not have direct control over these variables. Among other things, these variables depend upon the relative attractiveness of securities traded on our exchanges and the relative attractiveness of our exchanges as a place to trade those securities as compared with other exchanges and other trading vehicles. Those variables are in turn influenced by:

- the overall economic conditions in Canada and the United States in particular, and in the world in general (especially growth levels and political stability);
- the condition of the resource sector;
- interest rate environment and resulting attractiveness of alternative asset classes;
- the regulatory environment for investment in securities;
- the relative activity and performance of global capital markets;
- investor confidence in the prospects and integrity of our listed issuers, and the prospects of Canadian-based listed issuers in general;
- pricing volatility of global energy markets; and
- changes in tax legislation that would impact the relative attractiveness of certain types of securities, including income trusts.

We may be able to indirectly influence the volume of trading by providing efficient, reliable and low-cost trading; maximizing the availability of timely, reliable information upon which research, advice and investment decisions can be based; and maximizing the ease of access to trading facilities. However, those activities may not have a positive effect on, or effectively counteract the factors that are outside of our control.

January 31, 2007

MANAGEMENT STATEMENT

Management is responsible for the preparation, integrity and fair presentation of the consolidated financial statements, management's discussion and analysis, and other information in this annual report. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and, in the opinion of management, fairly reflect the financial position, results of operations and changes in the financial position of TSX Group Inc. Financial information contained throughout this annual report is consistent with the consolidated financial statements.

Acting through the Finance and Audit Committee, comprised of non-management directors, all of whom are independent directors within the meaning of Multilateral Instrument 52-110-Audit Committees, the Board of Directors oversees management's responsibility for financial reporting and internal control systems. The Finance and Audit Committee is responsible for reviewing the consolidated financial statements and management's discussion and analysis and recommending them to the Board of Directors for approval. To discharge its duties the Committee meets with management and external auditors to discuss audit plans, internal controls over accounting and financial reporting processes, auditing matters and financial reporting issues.

TSX Group's external auditors appointed by the shareholders, KPMG LLP, are responsible for auditing the consolidated financial statements and expressing an opinion thereon. The external auditors have full and free access to, and meet periodically with, management and the Finance and Audit Committee to discuss the audit.

RICHARD NESBITT
Chief Executive Officer
January 31, 2007

MICHAEL PTASZNIK
Chief Financial Officer
January 31, 2007

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of TSX Group Inc. as at December 31, 2006 and 2005 and the consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

CHARTERED ACCOUNTANTS
Toronto, Canada
January 29, 2007

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005 (in thousands of dollars)	2006	2005
Assets		
Current assets:		
Cash	$ 37,018	$ 28,485
Marketable securities (notes 3 and 9)	285,055	247,747
Accounts receivable	34,298	24,511
Energy contracts receivable (notes 9 and 10)	889,395	1,004,320
Prepaid expenses	2,914	2,691
Future tax asset (note 21)	25,095	16,532
	1,273,775	1,324,286
Premises and equipment (note 5)	25,344	25,776
Future tax asset (note 21)	127,362	127,057
Other assets (note 6)	12,482	13,026
Investment in affiliate (note 8)	11,357	11,439
Intangible assets (note 11)	62,652	30,700
Goodwill (note 11)	59,866	24,941
	$ 1,572,838	$ 1,557,225
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 39,194	$ 34,116
Energy contracts payable (notes 9 and 10)	889,395	1,004,320
Deferred revenue	6,468	3,006
Deferred revenue-initial and additional listing fees (note 15)	50,410	41,238
Current portion of obligation under capital lease (note 12)	778	833
Income taxes payable	20,465	27,872
	1,006,710	1,111,385
Accrued employee benefits liability (note 7)	10,425	8,524
Obligation under capital lease (note 12)	145	903
Other liabilities (note 14)	32,880	21,081
Deferred revenue-initial and additional listing fees (note 15)	295,723	237,537
	1,345,883	1,379,430
Shareholders' equity (note 16):		
Share capital	387,501	380,925
Share option plan	3,942	2,669
Deficit	(164,488)	(205,799)
	226,955	177,795
Commitments and contingent liability (notes 12 and 25)		
	$ 1,572,838	$ 1,557,225

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Wayne Fox, Chair

J. Spencer Lanthier, Director

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2006 and 2005 (in thousands of dollars, except per share amounts)	2006	2005
Revenue:		
Listing	$ 108,483	$ 87,724
Trading and related	146,253	125,532
Market data	86,941	67,430
Business services (note 22)	9,395	7,910
Other	1,775	1,368
	352,847	289,964
Expenses:		
Compensation and benefits	79,006	72,510
Information and trading systems	22,014	17,443
General and administration	34,228	35,762
Amortization	13,048	13,477
	148,296	139,192
Income from operations	204,551	150,772
Loss from investment in affiliate	(82)	(693)
Investment income	14,425	6,876
Income before income taxes	218,894	156,955
Income taxes (note 21)	87,370	53,602
Net income	$ 131,524	$ 103,353
Earnings per share (note 20):		
Basic	$ 1.92	$ 1.52
Diluted	$ 1.91	$ 1.51

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31, 2006 and 2005 (in thousands of dollars)	2006	2005
Common shares:		
Balance, beginning of year	$ 380,925	$ 375,765
Proceeds on options exercised	5,296	4,144
Cost of exercised options	1,280	1,016
Balance, end of year	387,501	380,925
Share option plan:		
Balance, beginning of year	2,669	1,662
Cost of exercised options	(1,280)	(1,016)
Cost of share option plan	2,553	2,023
Balance, end of year	3,942	2,669
Deficit:		
Balance, beginning of year	(205,799)	(247,911)
Net income	131,524	103,353
Dividends on common shares	(90,213)	(61,241)
Balance, end of year	(164,488)	(205,799)
Shareholders' equity, end of year	$ 226,955	$ 177,795

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2006 and 2005 (in thousands of dollars)	2006	2005
Cash flows from (used in) operating activities:		
Net income	$ 131,524	$ 103,353
Adjustments to determine net cash flows:		
Amortization	13,048	13,477
Loss from investment in affiliate	82	693
Cost of share option plan	2,553	2,023
Loss on disposal of equipment	-	7
Future tax asset	(12,608)	(26,022)
Energy contracts receivable	114,925	(395,937)
Accounts receivable and prepaid expenses	(6,095)	(4,981)
Other assets	544	1,782
Accounts payable and accrued liabilities	(11,144)	2,264
Energy contracts payable	(114,925)	396,783
Long term other liabilities	11,709	6,601
Deferred revenue	67,346	58,798
Income taxes payable	(7,431)	8,285
	189,528	167,126
Cash flows from (used in) financing activities:		
Reduction in obligation under capital lease	(838)	(770)
Proceeds on options exercised	5,296	4,144
Dividends on common shares	(90,213)	(61,241)
	(85,755)	(57,867)
Cash flows from (used in) investing activities:		
Additions to premises and equipment	(4,228)	(4,677)
Proceeds on disposal of equipment	-	100
Acquisitions, net of cash acquired (note 2)	(53,704)	-
Marketable securities	(37,308)	(93,621)
	(95,240)	(98,198)
Increase in cash	8,533	11,061
Cash, beginning of year	28,485	17,424
Cash, end of year	$ 37,018	$ 28,485
Supplemental cash flow information:		
Interest paid	$ 741	$ 489
Interest received	$ 15,026	$ 8,174
Income taxes paid	$ 108,112	$ 74,230

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005 (in thousands of dollars, except per share amounts)

TSX Group Inc. (the "Company") owns and operates two national stock exchanges, Toronto Stock Exchange serving the senior equity market and TSX Venture Exchange, serving the public venture equity market, Natural Gas Exchange Inc., an exchange for the trading and clearing of natural gas and electricity contracts in North America and Shorcan Brokers Limited, a fixed income inter-dealer broker.

All references to earnings per share, common shares issued and outstanding, common shares reserved for issuance, and options reflect the impact of the two-for-one stock split which was effective May 17, 2005.

1. SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of presentation:
The consolidated financial statements include the accounts of the Company's wholly owned subsidiaries, TSX Inc. ("TSX"), Natural Gas Exchange Inc. ("NGX"), 2099242 Ontario Ltd., Shorcan Brokers Limited ("SBL") and their wholly owned subsidiaries TSX Venture Exchange Inc., Oxen Inc. and Shorcan ATS Limited. Intercompany balances and transactions have been eliminated upon consolidation.

(b) Change in accounting policy:
During 2005 the Company retroactively changed its accounting policy for initial listing fees and additional listing fees to comply with the evolving interpretation of The Canadian Institute of Chartered Accountants' Emerging Issues Committee Abstract 141-Revenue Recognition. Previously, non-refundable initial and additional listing fees were recognized at the time such fees were received. The Company now recognizes such fees on a straight-line basis over an estimated service period of ten years.

The effect of the change in accounting policy relating to revenue recognition from the prior method on the consolidated statement of income for the year ended December 31, 2005 was a decrease in revenue of $58,620. Income taxes for the year ended December 31, 2005 decreased by $24,246. Net income for the year ended December 31, 2005 decreased by $34,374. The effect of the change on basic earnings per share for the year ended December 31, 2005 was a decrease of $0.50.

The effect on the consolidated balance sheet at December 31, 2005 was an increase in the future tax asset of $93,110, an increase in deferred revenue-initial and additional listing fees of $278,775, with a corresponding increase in deficit of $185,665. Revenue that was recorded in the years prior to the change in accounting policy and has been subsequently included in 2006 revenue amounted to $41,238 (2005-$33,398).

(c) Investments:
The investment portfolio includes pooled fund investments.

Pooled funds are managed by an external investment fund manager and are carried at the lower of carrying value or market value. Market values for securities held by the pooled funds are determined by reference to quoted market prices. To the extent that the value of the underlying assets in the pooled funds decrease, the value of the units will decrease and such decrease will be recognized during the period in which it occurs. There is no contractual maturity date for the investment in pooled funds.

Investment income is recognized in the period it is earned. Realized gains or losses on investments are recorded in the period in which they occur.

The Company's investment in an affiliate, which is subject to significant influence, is accounted for using the equity method of accounting.

(d) Derivative financial instruments:
The Company has restricted and deferred share units that are awarded to directors and employees. The Company uses derivatives to manage the exposure of the restricted share units and deferred share units to the Company's share price fluctuations. The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Company purchases total return forward contracts to economically hedge against fluctuations in the value of the units attributable to changes in the market price of the Company's common shares. Any increase in the Company's share price results in an increase in the liability to directors and employees and a corresponding increase in the return on the hedged units. Changes in the value of the total return forward contracts are recorded in income.

(e) Amortization:
Amortization is provided over the following useful lives of the assets:

Asset	Basis	Rate
Premises under capital lease	Straight line	25 years
Computers and electronic trading equipment	Straight line	3 - 5 years
Furniture, fixtures and other equipment	Straight line	5 years
Leasehold improvements	Straight line	Over terms of various leases to a maximum of 15 years
Intangible assets comprising:		
Customer bases	Declining balance	2.0-8.0%
Data licence	Straight line	10 years

(f) Revenue recognition:
Revenue for goods and services is recognized when the services are provided or the goods are sold.

Trading and related revenues for capital markets are recorded and recognized as revenue in the month in which the trades are executed or when the related services are provided.

Fees relating to NGX trading, clearing and settlement are recognized over the period the services are provided.

Listing revenues are derived primarily from recurring annual sustaining fees and transaction-based fees for initial and additional listings. Sustaining fees are billed during the first quarter of the year and the amount is recorded as deferred revenue and amortized over the year on a straight-line basis. Initial and additional listing fees are recorded as deferred revenue and are recognized on a straight-line basis over an estimated service period of ten years.

Real time market data revenue is recognized based on usage as reported by customers and vendors. The Company conducts periodic audits of the information provided and records additional revenues, if any, at that time. Fixed income indices revenue is recognized over the period the service is provided. Other Market Data and Business Services revenue are recorded and recognized as revenue in the month in which the services are provided.

(g) Development expenditures:
Development expenditures, including application software, are expensed as they are incurred.

(h) Income taxes:
Future income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards made for financial reporting and income tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the enacted or substantive enactments occur.

(i) Employee future benefits:
TSX, TSX Venture Exchange Inc. and NGX have registered pension plans with a defined benefits tier and a defined contributions tier covering substantially all of their employees, as well as a retirement compensation arrangement ("RCA") for senior management. Benefits are based on years of service and the employee's compensation. The costs of these programs are being funded currently. In addition, the Company provides other employee future benefits, such as supplementary medical and dental coverage, to defined eligible employees ("other benefit plans"). The cost of the other benefit plans is not being funded; however, a provision for this has been made in the accounts.

The Company accrues its obligations under employee defined benefit plans as the employees render the services necessary to earn pension and other employee future benefits.

The Company has adopted the following policies for its benefit plans:

(i) The cost of defined benefit pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimate of salary escalation, retirement ages and expected health care cost.

(ii) For the purpose of calculating expected return on plan assets, those assets are valued at fair value.

(iii) Past service costs from plan amendments are amortized on a straight-line basis over the expected average remaining service period of employees active at the time of the amendment.

(iv) Actuarial gains (losses) on plan assets arise from the difference between the actual return on plan assets for a period and the expected return on plan assets for that period. Actuarial gains (losses) on the accrued benefit obligation arise from differences between actual and expected experience and from changes in the actuarial assumptions used to determine the accrued benefit obligation. The excess of the net accumulated actuarial gain (loss) over 10% of the greater of the accrued benefit obligation and the fair value of plan assets is amortized over the expected average remaining service period of active employees.

(v) When a restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

(j) Intangible assets:
Intangible assets consisting of customer bases and a long term data licence are reviewed at least annually. When the carrying amount of the reporting unit's intangible asset exceeds the implied fair value of the intangible asset, an impairment loss is recognized as an amount equal to the excess and is identified separately on the statement of income.

(k) Goodwill:
Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the effective date of the transaction.

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is initially determined as described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is recorded in the statement of income before extraordinary items and discontinued operations.

(l) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities; specifically deferred revenue, future tax assets, intangible assets, pension plan assets and liabilities, long term incentive plan liabilities and the allocation of purchase prices of acquisitions. Management also makes estimates that affect the reported amounts and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(m) Earnings per share:
Earnings per share are calculated using the treasury stock method.

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the reporting period.

Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of share options, if dilutive. The number of additional shares is calculated by assuming that outstanding share options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

(n) Related party transactions:
Any transactions entered into between the Company and related parties are on terms and conditions that are at least as favourable to the Company as market terms and conditions and are recorded at the agreed upon exchange amount.

(o) Share based compensation:
The Company has a share-based compensation plan, which is described in notes 18 and 19. The Company accounts for all share-based payments to employees that call for settlement by the issuance of equity instruments, granted on or after January 1, 2003, using the fair value based method. Under the fair value based method, compensation cost attributable to options to employees is measured at fair value at the grant date and amortized over the vesting period. Compensation cost attributable to awards to employees that call for settlement in cash is measured at intrinsic value and amortized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.

For options that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the vesting period. No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

(p) Financial Instruments and Comprehensive Income:
The CICA has issued new accounting rules on financial instruments, hedges and comprehensive income that will require the Company to account for all of its financial assets and liabilities at fair value. When the Company adopts the new rules effective January 1, 2007, it will remeasure its financial assets and liabilities, as appropriate, at fair value and report a new section of shareholders' equity called other comprehensive income.

The Company is determining the impact that these changes in accounting policy will have on its consolidated financial statements once adopted.

2. ACQUISITIONS:

During the year, the Company or its subsidiaries acquired 100% of the outstanding common shares of Oxen Inc. ("Oxen") on October 2, 2006 and Shorcan Brokers Limited ("SBL") on December 1, 2006. Oxen owns the Alberta Watt Exchange Limited and provides ancillary services to support the Alberta electricity market. SBL is a fixed income inter-dealer broker. In addition, on October 25, 2006 a subsidiary of the Company purchased Scotia Capital's* Fixed Income Indices, PC Bond®, and related data assets, and also signed a long term data licence under which Scotia Capital will provide fixed income pricing data. These acquisitions were accounted for using the purchase method.

The aggregate purchase prices total $64,554 in cash plus closing costs of $1,283.

* Registered trade mark of The Bank of Nova Scotia. Used under license.

Years ended December 31, 2006 and 2005 (in thousands of dollars, except per share amounts)

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the dates of acquisition:

Cash	$	4,248
Current assets		3,915
Premises and equipment		5,879
Intangible assets		34,435
Goodwill		34,925
		83,402
Current liabilities		10,328
Income taxes payable		24
Future tax liability		3,739
Deferred revenue		3,474
Purchase price	$	65,837

The Company may make additional payments of up to a maximum $14,000 contingent on the results of operations over the next two years.

The results of operations of the businesses acquired are included from the acquisition dates.

3. MARKETABLE SECURITIES:

The carrying and fair values of the investment portfolio are as follows:

As at December 31	2006		2005	
	Carrying value	Fair value	Carrying value	Fair value
Money market fund	$ 184,019	$ 184,019	$ 134,701	$ 134,701
Short-term bond and mortgage fund	101,036	101,790	113,046	113,117
	$ 285,055	$ 285,809	$ 247,747	$ 247,818

The Company has pledged $30,000 of marketable securities related to its obligations as guarantor for NGX (note 9).

4. DERIVATIVE FINANCIAL INSTRUMENTS:

TSX Inc. has entered into total return swaps which synthetically replicate the economics of TSX Inc. purchasing the Company's shares as a partial economic hedge to the share appreciation rights of restricted share units and deferred share units that are awarded to directors and employees of the Company and its affiliates. TSX Inc. marks to market the value of the hedged units as an adjustment to income, and simultaneously marks to market the liability to holders of the share units as an adjustment to income. The fair values of the contracts and the obligation to unit holders are reflected on the balance sheet. The contracts are settled in cash upon maturity.

The following tables represent the total return swaps which are outstanding at December 31.

As at December 31, 2006:

	Remaining term to maturity (notional amount)			Fair value		
	Under 1 year	1 to 3 years	Total	Gain	Loss	Net
Equity Swap Contract #5	$ 695	$ –	$ 695	$ 457	$ –	$ 457
Equity Swap Contract #7	12,388	–	12,388	736	–	736
Equity Swap Contract #8	621	–	621	–	(11)	(11)
Equity Swap Contract #10	–	664	664	–	(13)	(13)
Equity Swap Contract #11	4,268	–	4,268	–	(333)	(333)
Equity Swap Contract #12	620	–	620	–	(22)	(22)
	$ 18,592	$ 664	$ 19,256	$ 1,193	$ (379)	$ 814

As at December 31, 2005:

	Remaining term to maturity (notional amount)			Fair value		
	Under 1 year	1 to 3 years	Total	Gain	Loss	Net
Equity Swap Contract #3	$ 711	$ –	$ 711	$ 601	$ –	$ 601
Equity Swap Contract #4	772	–	772	652	–	652
Equity Swap Contract #5	–	695	695	409	–	409
Equity Swap Contract #6	935	–	935	471	–	471
Equity Swap Contract #7	–	12,388	12,388	430	–	430
	$ 2,418	$ 13,083	$ 15,501	$ 2,563	$ –	$ 2,563

Years ended December 31, 2006 and 2005 (in thousands of dollars, except per share amounts)

5. PREMISES AND EQUIPMENT:

As at December 31, 2006	Cost	Accumulated amortization	Net book value
Premises under capital lease	$ 12,317	$ 11,473	$ 844
Computers and electronic trading equipment	61,149	47,952	13,197
Furniture, fixtures and other equipment	16,859	15,611	1,248
Leasehold improvements	37,734	27,679	10,055
	$ 128,059	$ 102,715	$ 25,344

As at December 31, 2005	Cost	Accumulated amortization	Net book value
Premises under capital lease	$ 12,317	$ 10,818	$ 1,499
Computers and electronic trading equipment	51,215	42,080	9,135
Furniture, fixtures and other equipment	16,984	15,209	1,775
Leasehold improvements	40,166	26,799	13,367
	$ 120,682	$ 94,906	$ 25,776

Amortization charged for the year was $10,565 (2005 - $10,969).

6. OTHER ASSETS:

As at December 31	2006	2005
Accrued benefit assets (note 7)	$ 9,300	$ 8,841
Other assets	3,182	4,185
	$ 12,482	$ 13,026

7. EMPLOYEE FUTURE BENEFITS:

Information about the Company's benefit plans is as follows:

Total cash amounts recognized as paid or payable for employee future benefits in 2006, consisting of employer contributions to the defined benefit pension plans, employer contributions to the other benefit plans, and employer contributions to the defined contribution plans, was $4,856 (2005-$3,466).

Defined benefit plans:

Commencing January 1, 2004, the Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at September 30 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as at December 31, 2005, and the next required valuation will be as at December 31, 2008.

	Pension and RCA plans		Other benefit plans	
	2006	2005	2006	2005
Accrued benefit obligation:				
Balance, beginning of year	$ 52,421	$ 40,996	$ 11,541	$ 7,566
Current service cost	2,174	1,653	1,287	880
Interest cost	2,728	2,642	671	547
Benefits paid	(2,797)	(1,799)	(117)	(129)
Employee contributions	311	322	–	–
Actuarial losses (gains)	37	8,607	(428)	2,677
Plan amendments	(755)	–	–	–
Balance, end of year	$ 54,119	$ 52,421	$ 12,954	$ 11,541

	Pension and RCA plans		Other benefit plans	
	2006	2005	2006	2005
Plan assets:				
Fair value, beginning of year	$ 49,478	$ 43,406	$ –	$ –
Actual return on plan assets	2,969	6,142	–	–
Employer contributions	2,816	1,407	–	–
Employee contributions	311	322	–	–
Benefits paid	(2,797)	(1,799)	–	–
Fair value, end of year	$ 52,777	$ 49,478	$ –	$ –
Funded status-plan deficiency	$ (1,342)	$ (2,943)	$ (12,954)	$ (11,541)
Unamortized net actuarial loss	9,628	10,243	2,368	2,888
Employer contributions after measurement date	619	276	39	–
Unamortized transitional obligation	42	58	–	–
Unamortized past service costs	353	1,207	122	129
Accrued benefit asset (liability)	$ 9,300	$ 8,841	$ (10,425)	$ (8,524)

The accrued benefit asset and accrued benefit obligation is included in the Company's consolidated balance sheet as follows:

	Pension and RCA plans		Other benefit plans	
As at December 31	2006	2005	2006	2005
Other assets	$ 9,300	$ 8,841	$ –	$ –
Long term liabilities	–	–	(10,425)	(8,524)
Total	$ 9,300	$ 8,841	$ (10,425)	$ (8,524)

Years ended December 31, 2006 and 2005 (in thousands of dollars, except per share amounts)

Plan assets consist of:

Asset category	Percentage of plan assets 2006	2005
Equity securities	48%	51%
Debt securities	38%	37%
Canada Revenue Agency refundable tax account	14%	12%
	100%	100%

The elements of the Company's defined benefit plan costs recognized in the year are as follows:

	Pension and RCA plans 2006	2005	Other benefit plans 2006	2005
Current service cost, net of employees' contributions	$ 2,174	$ 1,653	$ 1,287	$ 880
Interest cost	2,728	2,642	671	547
Actual return on plan assets	(2,969)	(6,142)	-	-
Amortization of past service costs	-	-	7	7
Plan amendments	(755)	-	-	-
Actuarial losses	2,007	6,637	91	-
	3,185	4,790	2,056	1,434
Elements of employee future benefit costs before adjustments to recognize the long-term nature of employee future benefit costs:				
Difference between expected return and actual return on plan assets for the year (a)	334	3,760		
Difference between actuarial (gains) losses recognized for the year and actual actuarial (gains) losses on accrued benefit obligation for the year (b)	(1,691)	(6,575)		
Difference between amortization of past service costs for the year and actual plan amendments for the year (c)	854	154		
Difference between costs arising in the period and costs recognized in the period in respect of transitional obligation (asset)	16	16		
Net benefit plan expense	$ 2,698	$ 2,145	$ 2,056	$ 1,434

(a) Expected return on plan assets of $2,635 (2005 - $ 2,382) less the actual return on plan assets of $2,969 (2005 - $ 6,142).

(b) Actuarial (gain) loss recognized for the year of $316 (2005 - $62) less the actual actuarial (gain) loss on accrued benefit obligation of $2,007 (2005 - $6,637).

(c) Amortization of past service costs for the year of $1,609 (2005 - $ 154) less the actual plan amendments for the year of $755 (2005 - $nil).

The significant actuarial assumptions adopted in measuring the obligation are as follows (weighted average):

	Pension and RCA plans		Other benefit plans	
	2006	2005	2006	2005
Discount rate	5.25%	6.25%	5.40%	5.25%
Rate of compensation increase	4.00%	4.25%	n/a	n/a
Expected long-term rate of return on plan assets	6.00%	6.25%	n/a	n/a

The assumed health care cost trend rate at December 31, 2006 was 7.0% (2005 – 7.3 %), decreasing to 4.6% (2005 – 4.6%) over six years.

Increasing or decreasing the assumed health care cost trend rates by one percentage point would have the following effects for 2006:

	Increase	Decrease
Total of service and interest cost	$ 601	$ (443)
Accrued benefit obligation	$ 3,443	$ (2,590)

In 2006, the Company contributed and expensed $1,884 (2005 - $1,783) to the defined contribution tier, which amounts are not included in the recognized defined benefit costs above.

The average remaining service period of the active employees covered by the pension plans is 14 years (2005 – 12 years). The average remaining service period of the active employees covered by the other retirement benefits plans is 19 years (2005 – 19 years).

8. INVESTMENT IN AFFILIATE:

On July 8, 2002, the Company paid $15,000 plus closing costs of $126, to acquire approximately 40% equity interest in CanDeal.ca Inc. ("CanDeal"), which owns an electronic trading system for the institutional debt market. As part of the investment, the Company and CanDeal entered into an agreement under which the Company would provide technological services in support of CanDeal's electronic trading system.

On April 10, 2003, CanDeal acquired for redemption, shares previously issued to Basis 100, a technology provider, resulting in the Company's equity interest increasing to approximately 45%. On March 24, 2006, CanDeal acquired for redemption, shares previously issued to Moneyline Inc., a service provider, resulting in the Company's equity interest increasing to approximately 47%.

The other shareholders of CanDeal include its founders, Canada's six largest investment dealers, which represent the majority of the institutional debt trading market in Canada, and a service provider. The investment is accounted for using the equity method. The purchase price exceeded the proportionate share of the fair value of tangible net assets acquired by $16,069. This amount represents intangible assets and goodwill.

In 2006 the Company charged CanDeal $228 (2005 - $751) for technology services and remitted to CanDeal $642 (2005-$498) as part of a revenue sharing arrangement and for the supply of technology development.

Years ended December 31, 2006 and 2005 (in thousands of dollars, except per share amounts)

9. NGX COLLATERAL ARRANGEMENTS AND CLEARING BACKSTOP FUND:

As part of its clearing operations, NGX becomes the counterparty to each transaction, thereby guaranteeing the fulfillment of every contract that is executed on its electronic trading platform. To manage the risks associated with its clearing activities, NGX is fully collateralized by the counterparty and maintains a $30,000 clearing backstop fund. The Company is the guarantor of this fund, and has pledged $30,000 of marketable securities related to its obligations as guarantor.

NGX requires each counterparty (the "Contracting Party") to provide collateral in the form of cash or letters of credit based on the magnitude of its unsettled contractual obligations which may be accessed in the event of default by a Contracting Party. The collateral provided in the form of cash ("the cash collateral deposits") is segregated in individually designated bank accounts held by NGX at a major Canadian chartered bank which acts as trustee for these funds. The collateral deposits, together with letters of credit provided by all the Contracting Parties, exceed all of the outstanding credit exposure, as determined by NGX, for all its unsettled contractual obligations at any time.

Restricted cash collateral deposits as at December 31, 2006 were $289,735 (2005-$391,966). Letters of credit held by NGX as of December 31, 2006 were $2,087,175 (2005-$2,615,684).

10. NGX CLEARING RISK:

As an electronic exchange for energy products, NGX is a party to offsetting contracts for the physical delivery of energy products in future periods at fixed prices for all energy products traded on NGX between buyers and sellers. Prices are determined by the electronic matching of bids and offers from NGX customers at the time the trade contracts are initiated. NGX is also a party to offsetting financial swap contracts with customers which call for the payment of the differential between fixed prices, as agreed through the bid offer process, and specified market indices at future dates.

NGX does not participate in the price risk associated with these trading contracts and does not take physical delivery of energy products traded on NGX. In the event of non-performance by one of the Contracting Parties in a trade, NGX has arranged for third party physical backstopping on trades with all related costs payable by the non-performing customer. As NGX handles the clearing of all payments related to trading contracts, it bears credit risk associated with customer obligations.

The terms of physical contracts traded on NGX range from same day to December 31, 2009 and the terms for swap contracts traded on NGX range from near month to Calendar Year 2010 which ends December 31, 2010.

As the clearing counterparty to every trade, NGX is exposed to credit risk in the event that a buyer fails to pay the required funds for energy products purchased and the market risk if buyers or sellers fail to take or deliver energy products which have been contracted at prices less favourable than market prices at the time of the contract delivery period or if a customer fails to settle their financial trade commitments. To mitigate these risks, NGX employs a customized energy market margining model secured by liquid collateral deposits from all Contracting Parties with exposure.

NGX will provide the Contracting Party with an invoice on or before the 15th day of each calendar month for deliveries and receipts of energy products during the prior calendar month pursuant to physical contracts which are payable in the same currency, setting forth a net amount owing by or to the counterparty itemizing and applying set-off to each of any purchase amount payable or receivable in respect of any such physical contracts, any amounts payable for fees to NGX, and any amounts payable for GST. Physical and financial trading contracts which have not yet been settled, as well as the revenues and expenses related to the value of energy products traded or swap differential payments made during the year, are not recognized in these consolidated financial statements as NGX does not function as a principal in these trading activities. NGX energy contract receivable and payable positions are recognized for all trading contracts where physical delivery has occurred prior to the period end but payments had not yet been made.

NGX monitors and measures total potential exposure for each Contracting Party's portfolio on a real-time basis as the aggregate of:

- (i) outstanding accounts receivable positions;
- (ii) "Variation Margin", which is comprised of the aggregate "mark to market" exposure for all outstanding purchase and sale contracts with a negative value from the perspective of the customer; and
- (iii) "Initial Margin", which is an amount expressed as a rate in dollars per unit of energy that estimates the worst expected loss that a position might incur under normal market conditions during a liquidation period.

NGX maintains credit policies and practices with regard to its customers that management believes significantly minimize overall clearing risk. These policies and practices include a continuous monitoring of aggregate margin requirements for each Contracting Party to ensure that the Contracting Party has posted sufficient collateral in compliance with the Risk Management Policy of the Contracting Party's Agreement which is a standardized agreement that allows for netting of positive and negative exposures associated with a single customer. In addition, NGX monitors the Contracting Party's (and its credit support providers, if any) financial condition to ensure full compliance with the representations and warranties of the contracting party. In the event of default by any Contracting Party, which includes a failure to take delivery of product, a failure to make delivery of product, failure to pay, failure to deposit collateral, or insolvency, NGX will liquidate the defaulting Contracting Party's open positions, draw down the collateral to cover the liquidation, and terminate such Contracting Party from trading on NGX.

11. GOODWILL AND INTANGIBLE ASSETS:

Goodwill is tested for impairment at least annually. The impairment test is carried out in two steps. In the first step, the Company compared the carrying amounts of its reporting units with their fair values. The tests were performed in the fourth quarter. The measurement methodology used to determine whether impairment exists was recoverability based on discounted future cash flows. The Company found that the fair values of its reporting units were not impaired. Therefore, the second step of the impairment test was not required.

At the time of the respective purchases, the Company recorded intangible assets related to the customer bases of TSX Venture Exchange Inc., NGX, Oxen, and Shorcan and the customer base and data licence of 2099242 Ontario Inc.

		2006		2005
Intangible assets, beginning of year	$	30,700	$	33,208
Acquisition of intangible assets (note 2)		34,435		-
Less amortization of intangible assets		(2,483)		(2,508)
Intangible assets, end of year	$	62,652	$	30,700

12. LEASE COMMITMENTS:

The Company is committed under long-term leases as follows:

(a) The rental of office space, under various long-term operating leases with remaining terms of up to 12 years and a capital lease for an initial term of 25 years with an additional 10-year renewal option.

(b) The rental of computer hardware and software for terms of one to three years.

Current lease obligations over the remaining terms of the operating leases are as follows:

Years ending December 31:		
2007	$	13,006
2008		7,976
2009		7,128
2010		6,397
2011		6,049
Thereafter		29,216
	$	69,772

Years ended December 31, 2006 and 2005 (in thousands of dollars, except per share amounts)

The obligations under capital leases are as follows:

		2006		2005
Total minimum lease payments	$	977	$	1,893
Less amounts representing interest		(54)		(157)
		923		1,736
Less current portion		(778)		(833)
	$	145	$	903

Interest on the obligations under capital leases amounted to $110 (2005 - $160).

Current lease obligations over the remaining terms of the capital leases are as follows:

Years ending December 31:		
2007	$	830
2008		143
2009		4
2010		–
Thereafter		–
	$	977

13. SEGMENTED INFORMATION:

The Company operates in two reportable segments. In the Capital Markets segment, the Company owns and operates Canada's two national stock exchanges, Toronto Stock Exchange and TSX Venture Exchange and operates Shorcan Brokers Limited, a fixed income inter-dealer broker. The Energy Markets segment is engaged in trading and clearing natural gas and electricity contacts through NGX.

		Capital Markets*		Energy Markets*		Total
2006						
Total Revenue	$	332,764	$	20,083	$	352,847
Net Income		126,817		4,707		131,524
Goodwill		38,587		21,279		59,866
Total Assets		653,374		919,464		1,572,838
2005						
Total Revenue	$	272,541	$	17,423	$	289,964
Net Income		99,192		4,161		103,353
Goodwill		5,963		18,978		24,941
Total Assets		531,056		1,027,169		1,558,225

* Includes results from dates of acquisition in the year.

14. OTHER LIABILITIES:

Other liabilities include amounts payable under the long term incentive plan (note 19), liabilities due to the contraction of office space and amounts due on acquisitions made during the year.

15. DEFERRED REVENUE-INITIAL AND ADDITIONAL LISTING FEES:

Deferred revenue-initial and additional listing fees represents non-refundable fees received from listed issuers. This deferred revenue will be recognized on a straight-line basis over an estimated service period of ten years.

16. SHAREHOLDERS' EQUITY:

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series.

Each common share of the Company entitles its holder to one vote at all meetings of shareholders subject to certain restrictions with respect to the voting rights and the transferability of the shares. No person or combination of persons acting jointly or in concert is permitted to beneficially own or exercise control or direction over more than 10% of any class or series of voting shares of the Company without the prior approval of the Ontario Securities Commission.

Each common share of the Company is also entitled to receive dividends if, as and when declared by the Board of Directors of the Company. All dividends that the Board of Directors of the Company may declare and pay will be declared and paid in equal amounts per share on all common shares, subject to the rights of holders of the preference shares. Holders of common shares will participate in any distribution of the net assets of the Company upon liquidation, dissolution or winding-up on an equal basis per share, but subject to the rights of the holders of the preference shares.

There are no pre-emptive, redemption, purchase or conversion rights attaching to the common shares, except for the compulsory sale of shares or redemption provision described in connection with enforcing the restriction on ownership of voting shares of the Company.

Details of capital transactions are as follows:

	Number of common shares	Share capital	Deficit	Share option plan	Total shareholders' equity
Balance, December 31, 2004	67,780,582	$ 375,765	$ (247,911)	$ 1,662	$ 129,516
Net income	–	–	103,353	–	103,353
Dividends	–	–	(61,241)	–	(61,241)
Exercised options	312,436	5,160	–	–	5,160
Share option costs	–	–	–	1,007	1,007
Balance, December 31, 2005	68,093,018	380,925	(205,799)	2,669	177,795
Net income	–	–	131,524	–	131,524
Dividends	–	–	(90,213)	–	(90,213)
Exercised options	328,246	6,576	–	–	6,576
Share option costs	–	–	–	1,273	1,273
Balance, December 31, 2006	**68,421,264**	**$ 387,501**	**$ (164,488)**	**$ 3,942**	**$ 226,955**

Years ended December 31, 2006 and 2005 (in thousands of dollars, except per share amounts)

17. EMPLOYEE SHARE PURCHASE PLAN:

The Company offers an employee share purchase plan for eligible employees of the Company and its subsidiaries. Under the employee share purchase plan, contributions by the Company and by eligible employees will be used by the plan administrator, CIBC Mellon Trust Company, to make purchases of common shares of the Company on the open market. Each eligible employee may contribute up to 10% of the employee's salary to the employee share purchase plan. The Company will contribute to the plan administrator the funds required to purchase one common share of the Company for each two common shares purchased on behalf of the eligible employee, up to a maximum annual contribution of $2.5. Shareholder approval is not required for this plan.

The Company accounts for its contribution as compensation expense when it is contributed to the plan. Compensation expense related to this plan was $881 for the year ended December 31, 2006 (2005 - $829).

18. SHARE OPTION PLAN:

The Company established a share option plan in the year of its initial public offering. All employees of the Company and its affiliates are eligible to be granted options under the option plan. The plan provides that the number of shares reserved for issuance pursuant to stock options granted to any one person under the plan and all other share compensation arrangements cannot exceed 5 % of the outstanding common shares of the Company. 4,678,918 common shares of the Company have been reserved for issuance upon exercise of options granted under this plan, representing approximately 7% of the outstanding common shares of the Company.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2006: dividend yield of 2.75 percent; expected volatility of 25 percent; risk-free interest rate of 3.960 percent and expected life of seven years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2005: dividend yield of 2.5 percent; expected volatility of 25 percent; risk-free interest rate of 4 percent and expected life of seven years.

Options granted in 2006 have strike prices in the range of $47.304 to $49.635. Options granted in 2005 had strike prices in the range of $29.636 to $31.113.

Options granted will expire in 2011, 2012 and 2013.

Share options:

	2006		2005	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	1,248,462	$ 18.980	1,331,900	$ 13.937
Granted	194,262	49.490	384,482	29.660
Forfeited	(17,828)	23.630	(155,484)	16.140
Exercised	(328,246)	16.130	(312,436)	13.270
Outstanding, end of year	1,096,650	$ 25.170	1,248,462	$ 18.980

296,188 options were fully vested and exercisable at strike prices in the range of $10.529 to $31.113 at December 31, 2006. During 2006, the Company recognized compensation cost of $2,553 (2005 - $2,023) in respect of its share option plan.

19. LONG-TERM INCENTIVE PLAN:

Effective January 1, 2001, TSX Inc. introduced an interim bonus plan (in lieu of a long-term incentive plan) for officers and director level employees of TSX Inc. and its affiliates. The interim bonus plan provided eligible employees with a deferred award based on the annual financial performance of the Company. Amounts earned in 2001 were converted into deferred share units for executive officers and restricted share units for other participants in conjunction with the public offering of the Company, with each deferred share unit or restricted share unit having an initial value equal to the price of one common share of the Company in the public offering. Amounts earned in 2002 were converted into deferred share units or restricted share units based on the share value, with each deferred share unit or restricted share unit having a value based on the value of one common share of the Company on December 31, 2002.

Deferred share units vested over a three year period ended December 31, 2005, but can only be redeemed upon termination of employment or retirement. No shares will be issued or transferred on redemption of deferred share units; only cash payments will be made. Each participant may elect to receive their incentive compensation, in whole or in part, in the form of deferred share units. Restricted share units were vested and were redeemed in cash by December 31, 2005.

In January, 2004 the Board approved a long-term incentive plan which provides for the granting of restricted share units ("RSUs"). The amount of the award payable at the end of three years will be determined by the total shareholder return at the end of the three year period. Total shareholder return represents the appreciation in share price plus dividends paid on a share, measured at the time RSUs vest.

The Company records its obligation under the plan, if any, in the period in which the award is earned. As at December 31, 2006, $22,889 (2005 - $18,398) has been accrued and is included in accounts payable and accrued liabilities and other liabilities. The Company has purchased derivative financial instruments to economically hedge against the impact of its share price fluctuations on the non-performance based portion of the long-term incentive plan (note 4).

20. EARNINGS PER SHARE:

	2006	2005
Net income	$ 131,524	$ 103,353
Basic weighted average number of common shares outstanding	68,329,758	68,025,907
Basic earnings per share	$ 1.92	$ 1.52
Diluted weighted average number of common shares outstanding	68,998,718	68,649,533
Diluted earnings per share	$ 1.91	$ 1.51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005 (in thousands of dollars, except per share amounts)

21. INCOME TAXES:

Income tax expense attributable to income differs from the amounts computed by applying the combined federal and provincial income tax rate of 35.06% (2005 – 35.52%) to pre-tax income from operations as a result of the following:

	2006	2005
Income before income taxes	$ 218,894	$ 156,955
Computed expected tax expense	$ 76,744	$ 55,750
Non-deductible expenses	948	1,400
Share of affiliate loss	29	248
Deferred revenue not affecting tax	(2,668)	(3,385)
Impact of changes in substantively enacted income tax rates	11,047	(301)
Other	1,270	(110)
	$ 87,370	$ 53,602

The income tax provisions for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Current tax expense	$ 99,978	$ 79,624
Future tax benefit	(12,608)	(26,022)
	$ 87,370	$ 53,602

The tax effects of temporary differences that give rise to significant portions of the future tax asset at December 31, 2006 and 2005 are presented below:

	2006	2005
Non-capital loss carryforwards	$ 742	$ 1,434
Premises and equipment	5,309	5,660
Cumulative eligible capital	35,139	34,131
Financing costs	277	710
Deferred listing revenue	110,754	93,110
Other temporary differences	236	8,544
	$ 152,457	$ 143,589
Future tax asset:		
Current	$ 25,095	$ 16,532
Long-term	127,362	127,057
	$ 152,457	$ 143,589

22. REGULATORY SERVICES:

Since 2002, the Securities Commissions of Alberta, British Columbia, Manitoba, Ontario and Quebec (the commissions) have recognized Market Regulation Services Inc. ("RS") as a self-regulatory organization and approved the retention of RS to perform certain market regulation functions formerly performed by TSX Inc. RS is a private corporation jointly owned by TSX Inc. and the Investment Dealers Association of Canada and operated on a not-for-profit basis in accordance with its articles. RS provides regulatory services to Canadian marketplaces (i.e., exchanges, alternative trading systems and quotation and trade reporting systems) that contract with it, in consideration of fees to be paid by such marketplaces and their participants. TSX Inc. and TSX Venture Exchange Inc. have retained RS to perform certain market regulation functions.

For the year ended December 31, 2006, $7,189 (2005 - $6,876) of business services revenue was earned for technology, payroll and human resources services provided to RS and $3,407 (2005 - $3,485) was paid to RS for services provided by RS.

23. FINANCIAL INSTRUMENTS:

(a) Fair values of financial assets and financial liabilities:

The fair values of the Company's cash, accounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature. The fair value of other assets and the obligation under capital lease is not readily determinable.

(b) Foreign currency risk:

Accounts receivable include U.S. $ 5,246 (2005 - U.S. $3,483), which is exposed to change in the U.S. - Canadian dollar exchange rate.

24. COMPARATIVE FIGURES:

Certain comparative figures have been reclassified to conform with the financial presentation adopted in the current year. Specifically, as at December 31, 2005, deferred revenue – initial and additional listing fees of $41,238 have been reclassified as current liabilities: deferred revenue – initial and additional listing fees and future tax asset of $11,961 have been reclassified as current assets: future tax asset.

25. CONTINGENT LIABILITY:

From time to time in connection with its operations, the Company or its subsidiaries are named as a defendant in actions for damages and costs sustained by plaintiffs, or as a respondent in court proceedings challenging the Company's or its subsidiaries' regulatory actions, decisions or jurisdiction.

During the first quarter of 2005, TSX Venture Exchange Inc. was named as a defendant in an action for unspecified damages. The Company believes the claim is without merit and intends to vigorously defend the action. Accordingly, no provision has been set up in the accounts.

THREE-YEAR REVIEW – FINANCIAL INFORMATION*

(in thousands of dollars)

	2006[1]	2005	2004[2]
Revenue:			
Listing	$ 108,483	$ 87,724	$ 75,022
Trading and related	146,253	125,532	99,629
Market data	86,941	67,430	58,793
Business services	9,395	7,910	8,367
Other	1,775	1,368	1,619
	$ 352,847	$ 289,964	$ 243,430
Expenses	148,296	139,192	144,531
Income from operations	$ 204,551	$ 150,772	$ 98,899
Loss from investment in affiliate	(82)	(693)	(1,210)
Investment income	14,425	6,876	4,772
Income taxes	(87,370)	(53,602)	(33,971)
Net Income	$ 131,524	$ 103,353	$ 68,490
Operating cash flow	$ 189,528	$ 167,126	$ 127,021
Working capital	267,065	212,901	120,631
Total Assets	1,572,838	1,557,225	1,036,294
Shareholders' Equity	226,955	177,795	129,516

* Certain comparative figures have been reclassified to conform with the financial presentation adopted in the current year.

[1] The financial results of Oxen Inc., which owns Alberta Watt Exchange Limited, (acquired October 2, 2006), Scotia Capital Inc.'s** Fixed Income Indices, PC-Bond® and related assets (acquired October 25, 2006) and Shorcan (acquired December 1, 2006), have been included in these results from and after acquisition.

** Registered trade-mark of The Bank of Nova Scotia. Used under license.

[2] The financial results of Natural Gas Exchange have been included in these results from and after acquisition March 1, 2004.

THREE-YEAR REVIEW – MARKET STATISTICS*

(Unaudited)

	2006	2005	2004
Toronto Stock Exchange:			
Volume (millions)	82,049.9	64,167.3	61,278.0
Value ($ billions)	1,416.1	1,075.2	833.9
Transactions (000s)	85,651.9	55,158.3	40,267.0
Issuers Listed	1,598	1,537	1,421
New Issuers Listed:	197	223	204
Number of Initial Public Offerings	108	137	115
Number of graduates from TSX Venture/NEX	67	46	58
New Equity Financing: ($ millions)	41,793.4	46,162.8	46,515.6
Initial Public Offering Financing ($ millions)	9,927.2	15,226.0	15,633.2
Secondary Offering Financings[1] ($ millions)	19,513.4	14,956.6	22,201.0
Supplementary Financings ($ millions)	12,352.8	15,980.2	8,681.4
Market Cap of Listed Issuers ($ billions)	2,061.3	1,830.7	1,546.9
S&P/TSX Composite Index Close	12,908.4	11,272.3	9,246.7
TSX Venture Exchange[2]:			
Volume (millions)	37,674.5	21,545.7	17,087.2
Value ($ billions)	33,277.9	15,696.3	10,940.2
Transactions (000s)	6,487.2	3,477.0	2,877.1
Issuers Listed	2,244	2,221	2,209
New Issuers Listed:	186	165	142
New Equity Financing: ($ millions)	8,047.8	6,163.9	4,205.6
Initial Public Offering Financing ($ millions)	369.7	257.5	194.2
Secondary Offering Financings[1] ($ millions)	7,678.1	5,906.4	4,011.4
Market Cap of Listed Issuers ($ billions)	55.3	34.0	25.3
S&P/TSX Venture Composite Index Close	2,987.1	2,236.6	1,825.5

[1] Secondary Offering Financings includes prospectus offerings on both a treasury and secondary basis.

[2] TSX Venture Exchange market statistics do not include data for debt securities. 'New Issuers Listed' and 'S&P/TSX Venture Composite Index Close' statistics exclude data for issuers on NEX. All other TSX Venture Exchange market statistics include data for issuers on NEX, which is a board that was established on August 18, 2003 for issuers that have fallen below TSX Venture's listing standards (164 issuers at December 31, 2006, 201 issuers at December 31, 2005).

BOARD OF DIRECTORS

As of March 15, 2007

WAYNE C. FOX (CHAIR)
Corporate Director
Committees: Governance, Human Resources, Public Venture Market (Chair)
Director since: 1997

TULLIO CEDRASCHI
President and Chief Executive Officer
CN Investment Division
Committees: Governance, Human Resources (Chair)
Director since: 2001

RAYMOND CHAN
President and Chief Executive Officer
Baytex Energy Trust
Committees: Finance and Audit
Director since: 2006

RAYMOND GARNEAU
Corporate Director
Committees: Governance, Human Resources
Director since: 2003

JOHN A. HAGG
Corporate Director
Committees: Human Resources, Public Venture Market
Director since: 2001

HARRY A. JAAKO
Chairman, Co-CEO and Principal
Discovery Capital Corporation
Committees: Finance and Audit, Public Venture Market
Director since: 2001

J. SPENCER LANTHIER
Corporate Director
Committees: Finance and Audit (Chair), Governance
Director since: 2000

JEAN MARTEL
Senior Partner
Lavery, de Billy
Committees: Finance and Audit, Public Venture Market
Director since: 1999

OWEN McCREERY
Consultant and Corporate Director
Committees: Finance and Audit
Director since: 2002

DOUGLAS McGREGOR
Co-President and Managing Director
Head of Global Investment Banking and Equity Markets
RBC Capital Markets
Committees: n/a
Director since: 2006

JOHN P. MULVIHILL
Chairman
Mulvihill Capital Management Inc.
Committees: Governance (Chair)
Director since: 1996

RICHARD NESBITT
Chief Executive Officer
TSX Group Inc.
Committees: n/a
Director since: 2005

KATHLEEN M. O'NEILL
Corporate Director
Committees: Finance and Audit, Governance
Director since: 2005

GERRI B. SINCLAIR
Strategic Consultant
Committees: Human Resources, Public Venture Market
Director since: 2005

SENIOR MANAGEMENT OF TSX GROUP AND ITS SUBSIDIARIES

As of March 15, 2007

RICHARD NESBITT*
Chief Executive Officer
TSX Group

DAVID ABLETT
Vice President, Public and Corporate Affairs
TSX Group

JOHN B. CIESLAK* +
Executive Vice President, Chief Information and Administration Officer
TSX Group

KEVAN B. COWAN* +
Senior Vice President
TSX Venture Exchange
Senior Vice President, Business Development
Toronto Stock Exchange

CHRISTINE ELLISON
Vice President, Human Resources
TSX Group

ROBERT FOTHERINGHAM
Vice President, Trading
TSX Markets

BRENDA L. HOFFMAN* +
Vice President, Information & Trading Technology Development
TSX Technologies

LINDA M.O. HOHOL* +
President
TSX Venture Exchange

PETER KRENKEL*
President
NGX

JAMES P. MAGEE*
President & Chief Executive Officer
Shorcan

JOHN MCKENZIE
Vice President
Corporate Strategy and Development
TSX Group

HARRY A. McLEAN
Vice President, Operations and Service Delivery
TSX Technologies

RICHARD NADEAU*
Senior Vice President
Toronto Stock Exchange

RIK PARKHILL*
President
TSX Markets

SHARON C. PEL*
Senior Vice President, Legal and Business Affairs
TSX Group

MICHAEL S. PTASZNIK*
Senior Vice President and Chief Financial Officer
TSX Group

ERIC SINCLAIR*
Senior Vice President
TSX Datalinx

END

* Member of the Senior Management Team

+ Ms. Hohol is retiring from TSX Group and TSX Venture Exchange on April 30, 2007. Mr. Cowan will become President, TSX Venture Exchange on that date. Mr. Cieslak is stepping down as Executive Vice President, Chief Information and Administration Officer, effective April 30, 2007. Ms. Hoffman will become Senior Vice President and Chief Information Officer on that date.